UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

4 Whipple Street Balcatta WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒. Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 10l(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

APPENDIX 4E

Preliminary Final Report

Orbital Corporation Limited

ABN 32 009 344 058

Financial year ended 30 June 2009

Results for announcement to the market

	A$’000		A$’000
Total revenue	UP	1,574	11%	to	16,513

Net profit from ordinary activities after tax attributable to members	DOWN	(2,920)	N/A	to	(2,451)

Net profit attributable to members	DOWN	(2,920)	N/A	to	(2,451)

		2009	2008
Net tangible assets per share (cents)		3.46	3.19

There is no proposal to pay dividends for the year ended 30 June 2009

Commentary on results for the period

The Commentary on the results for the period is contained in the press release dated 26 August 2009 accompanying this statement.

Annual Meeting

The annual meeting will be held as follows:

Place:	Perth Convention Exhibition Centre
21 Mounts Bay Road
Perth
Western Australia

Date:	Wednesday 21 October 2009

Time:	10.00am

Approximate date the annual report will be available: 18 September 2009

Audit

This report is based on accounts which have been audited. (see attached Annual Report)

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

ANNUAL REPORT

30 JUNE 2009

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

The Directors present their report together with the financial report of Orbital Corporation Limited (the Company or Orbital) and of the Group, being the Company, its subsidiaries and the Group’s interest in jointly controlled entities for the year ended 30 June 2009 and the auditors’ report thereon.

ORBITAL CORPORATION LIMITED	1

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

1.	DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

Mr William Peter Day, LLB, MBA, FCPA, FCA, GAICD, age 59

Chairman, Independent Non-Executive Director

Joined the Board and appointed Chairman in August 2007. Mr Day was Chief Financial Officer of the global packaging group Amcor for seven years; he retired from that role in 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries, as well as a number of public interest areas.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco.

He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day is also a non-executive director of Ansell Limited (appointed 20 August 2007) and SAI Global Limited (appointed 15 August 2008).

Mr John Grahame Young, LLB, FTIA, TEP, age 65

Independent Non-Executive Director

Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

Dr Mervyn Thomas Jones, B.Eng (Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), MAICD, MIoD (NZ), age 61

Independent Non-Executive Director

Joined the Board in March 2008. Dr Jones has more than 35 years experience as a consulting engineer and as a senior executive. He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China. Dr Jones is also a non-executive director of Pacific Environment Limited (appointed 3 July 2009). Dr Jones chairs the Company’s Human Resources, Remuneration and Nomination Committee

Dr Vijoleta Braach-Maksvytis, Bsc (Hons), Phd, MAICD age 51

Independent Non-Executive Director

Joined the Board in March 2008. Dr Braach-Maksvytis is an innovation strategist with more than 20 years experience in organisational change, formation of cross-sectoral and global partnerships, the commercialisation of technology, and intellectual property strategy. Previous roles include Head of the Office of the Chief Scientist of Australia, Science Executive and Director Global Development for CSIRO, and most recently, Deputy Vice Chancellor Innovation and Development at the University of Melbourne, and is currently an advisor in the area of social innovation.

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field, and is also a company director, on the advisory board of the Intellectual Property Research Institute of Australia, Commissioner for UNESCO, and Governor for Foundation for Development Cooperation.

Mr Terry Dewayne Stinson, BBA (Hons), age 51

Managing Director and Chief Executive Officer

Joined the Board on 21 June 2008. Mr Stinson has been a senior executive with Siemens VDO, Europe’s largest engineering conglomerate (recently purchased by Continental Corporation), with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support operations in every country where automobiles are manufactured. Mr Stinson has also served as a representative Director for Siemens VDO on the Synerject JV Board.

Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held US$1 billion multinational outboard marine propulsion and boat company.

Mr John Richard Marshall, BMechE(Hons), DipMechE, Hon.DEng (RMIT), FIEAust CPEng, FSAE-A, FSAE-I, MSME, age 76

Independent Non-Executive Director

Mr Marshall retired from the Board on 23 July 2008. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is currently Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and was previously Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program and a Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President—Manufacturing of Ford Australia between 1983 and 1989

2.	COMPANY SECRETARY

Mr Keith A Halliwell B.Sc, FCA, FAICD was appointed to the position of Chief Financial Officer and Company Secretary in August 2000. He has 25 years international experience as an accountant and was previously Chief Financial Officer and Company Secretary of another listed public company in Australia. Mr Halliwell resigned from the position of Company Secretary on 1 July 2009.

Mr Ian G Veitch B.Bus CA was appointed to the position of Company Secretary on 1 July 2009. He is a Chartered Accountant with over 16 years experience in corporate accounting.

ORBITAL CORPORATION LIMITED	2

3.	DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are shown below.

	Directors’ Meetings		Audit Committee Meetings		Human Resources, Remuneration & Nomination Committee Meetings
Director	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*
W P Day	7	7	4	4	3	3

T D Stinson	7	7	—	—	—	—

J G Young	5	7	4	4	1	3

M T Jones	7	7	4	4	3	3

V Braach-Maksvytis	6	7	3	4	3	3

J R Marshall	1	1	—	—	1	1

*	number of meetings held during the time the director held office during the year.

4.	CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Orbital Corporation Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of the Group on behalf of the shareholders by whom they are elected and to whom they are accountable.

The table below summarises the Group’s compliance with the Corporate Governance Council’s Recommendations.

	Recommendation	Comply Yes /No	Reference

Principle 1 - Lay solid foundations for management and oversight

1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Yes	Page 5

1.2	Companies should disclose the process for evaluating the performance of senior executives.	Yes	Pages 8-9

1.3	Companies should provide the information indicated in the guide to reporting on Principle 1	Yes	Pages 5-12

Principle 2 - Structure the board to add value

2.1	A majority of the board should be independent directors.	Yes	Pages 5

2.2	The chair should be an independent director.	Yes	Pages 5

2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Yes	Pages 5

2.4	The board should establish a nomination committee.	Yes	Page 5-6

2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors.	Yes	Page 5

2.6	Companies should provide the information indicated in the guide to reporting on Principle 2.	Yes	Pages 5-12

Principle 3 - Promote ethical and responsible decision-making

3.1

Companies should establish a code of conduct and disclose the code or a summary of the code as to:

•        The practices necessary to maintain confidence in the company’s integrity.

•        The practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders.

•        The responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

		Yes	Website

ORBITAL CORPORATION LIMITED	3

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

3.2	Companies should establish a policy concerning trading in company securities by directors, senior executives and employees, and disclose the policy or a summary of that policy.	Yes	Page 7

3.3	Companies should provide the information indicated in the guide to reporting on Principle 3	Yes	Pages 5-12

Principle 4 - Safeguard integrity in financial reporting

4.1	The board should establish an audit committee	Yes	Page 6

4.2

The audit committee should be structured so that it:

•        Consists only of non-executive directors

•        Consists of a majority of independent directors

•        Is chaired by an independent chair, who is not chair of the board

•        Has at least three members

		Yes	Page 6

4.3	The audit committee should have a formal charter.	Yes	Website

4.4	Companies should provide the information indicated in the Guide to reporting on Principle 4	Yes	Pages 5-12

Principle 5 - Make timely and balanced disclosure

5.1	Companies should establish written policies designed to ensure compliance with ASX listing rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.	Yes	Page 7

5.2	Companies should provide the information indicated in the guide to reporting on Principle 5.	Yes	Pages 5-12

Principle 6 - Respect the rights of shareholders

6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Yes	Pages 7

6.2	Companies should provide the information indicated in the guide to reporting on Principle 6.	Yes	Pages 5-12

Principle 7 - Recognise and manage risk

7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Yes	Pages 6-7

7.2	The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks	Yes	Pages 6-7

7.3	The board should disclose whether it has received assurance from the chief executive officer [or equivalent] and the chief financial officer [or equivalent] that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Yes	Page 6

7.4	Companies should provide the information indicated in the guide to reporting on Principle 7.	Yes	Pages 5-12

Principle 8 – Remunerate fairly and responsibly

8.1	The board should establish a remuneration committee.	Yes	Page 5-6

8.2	Companies should clearly distinguish the structure of nonexecutive directors’ remuneration from that of executive directors and senior executives.	Yes	Page 7-12

8.3	Companies should provide the information indicated in the Guide to reporting on Principle 8.	Yes	Pages 5-12

ORBITAL CORPORATION LIMITED	4

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

4.1	BOARD OF DIRECTORS AND ITS COMMITTEES

Role of the Board

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Group and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the Group including formulating its strategic direction, approving and monitoring capital expenditure, setting remuneration, appointing, removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals and ensuring the integrity of internal control and management information systems.

It is also responsible for approving and monitoring financial and other reporting. Details of the board’s charter is located on the Company’s website (www.orbitalcorp.com.au).

The board has delegated responsibility for operation and administration of the Group to the Chief Executive Officer and executive management. Responsibilities are delineated by formal authority delegations.

Board Processes

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee and a Human Resources, Remuneration and Nomination Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the Group including a system of internal control and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

Director Education

As part of the induction process, new directors are provided with detailed information about the nature of the Group’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Group’s business operations.

Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant Company information and to the Group’s executives and, subject to prior consultation with the Chairman, may seek independent professional advice from a suitably qualified adviser at the Group’s expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the board.

Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•

within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•

is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the Group, nor does any non-executive Director have a contractual relationship with the Group (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

Review of Board Performance

The Human Resources, Remuneration and Nomination Committee is responsible for determining the process for evaluating Board performance. Evaluations are conducted by way of questionnaires appropriate in scope and content to effectively review:

•	the performance of the Board and each of its committees against the requirements of their respective charters; and

•	the individual performance of the Chairman and each director.

The performance of each director retiring at the next AGM is taken into account by the Board in determining whether or not the Board should support the re-election of the director.

4.2	HUMAN RESOURCES, REMUNERATION AND NOMINATION COMMITTEE

The role of the Human Resources, Remuneration and Nomination Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

ORBITAL CORPORATION LIMITED	5

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

The Committee also oversees the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Human Resources, Remuneration and Nomination Committee during the year were Dr M T Jones (Chairman), Mr W P Day, Mr J G Young, Dr V Braach-Maksvytis and Mr J R Marshall.

The Human Resources, Remuneration and Nomination Committee meet as and when required. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

4.3	AUDIT COMMITTEE

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. The charter is available on the Company’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr W P Day, Mr J R Marshall, Dr M T Jones, and Dr V Braach-Maksvytis. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2009 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States corporations laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001. The Audit Committee charter provides for rotation of the external audit partner every five years.

4.4	RISK MANAGEMENT

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the Group. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the Group’s assets are safeguarded and that reliable financial records are maintained. The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. Details of the Company’s risk management policy are available on the Company’s website.

Risk Profile

Risks to the Group arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements, environmental issues, occupational safety and health and financial reporting.

Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Financial exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting accuracy and compliance with regulatory requirements

•	Compliance with environmental regulation

To ensure that its engineering services are of the highest standard, the Group has obtained ISO 9001 accreditation for research, design and development services to the world’s producers of powertrain and engine management systems and the provision of general engineering services.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

Financial Reporting

The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

ORBITAL CORPORATION LIMITED	6

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

Environmental Regulation

The Group holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Company on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

4.5	ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Group. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the Group, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available on the Company’s website.

Directors and Officers Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•

Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities; and

•

Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

Conflict of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist Directors to disclose potential conflicts of interest.

4.6	CONTINUOUS DISCLOSURE AND COMMUNICATION WITH SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the Group’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the Australian Stock Exchange. The Company Secretary is responsible for all communications with the ASX.

Information is communicated to shareholders as follows:

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act 2001 requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them; and

•

Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. We encourage all shareholders to register email contact details on our website to enable concurrent electronic communication. All announcements made to market are placed on the Company’s website immediately after release to the Australian Stock Exchange.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to Directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

5.	REMUNERATION REPORT - AUDITED

5.1	Principles of compensation - audited

Remuneration is referred to as compensation throughout this report.

This Remuneration Report outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group. Details of KMP are listed in table 5.2

The Remuneration Report also includes remuneration disclosures for two senior managers of the Group who are not KMP but are within the 5 highest paid members of staff not being directors.

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretary and senior executives of the Company.

ORBITAL CORPORATION LIMITED	7

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

The performance of the Company depends upon the quality of its directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives. To this end, the Company embodies the following principles in its remuneration framework:

•	provide competitive rewards to attract high calibre executives;

•	link executive rewards to shareholder value and company performance;

•	have a significant portion of executive remuneration ‘at risk’; and

•	establish appropriate, demanding performance hurdles for variable executive remuneration.

Data is obtained from independent surveys to ensure that compensation throughout the Group is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

In addition to their salaries, the Group also provides non-cash benefits to its key management personnel.

Executive Directors and Senior Managers

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the Group. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ compensation is competitive in the market place. A senior executive’s compensation is also reviewed on promotion.

Performance-linked compensation

Performance linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the various Share Plans.

In considering the Group’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the Total Shareholder Return (“TSR”) calculation which is the performance criterion assessed for the LTI.

	2009	2008	2007	2006	2005
EBIT ($ Millions)	0.082	0.336	1.603	1.023	(2.320)
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.035)	(0.190)	0.209	(0.014)	(0.035)
Return of capital	—	—	—	—	—

Short-term Incentives

Executive directors and senior executives may receive bonuses based on the achievement of key performance indicators (“KPI’s”) related to the performance of the Group, including a combination of sales, earnings before interest and tax (EBIT) and cash. These measures are chosen with effect from the beginning of the financial year as they directly align the individual’s reward to the Group’s strategy and performance. Achievement of the KPI’s may result in bonuses of between 5 – 60% of salary. No bonus is awarded where performance falls below a minimum.

Long-term Incentives

Employee Share Plan

Senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. There are no performance conditions. The plan is designed to align the interests of participating employees with those of shareholders. Participation of Executive Directors is subject to shareholder approval.

Executive Long Term Share Plan

Executives may also be offered rights in the Company’s Executive Long Term Share Plan under which offered shares will be granted for no consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the Group’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. Performance targets under the LTI were met in 2009 and as a result 891,500 (2008: 585,000) shares were issued to KMPs.

At the Company’s Annual General Meeting in October 2008, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

ORBITAL CORPORATION LIMITED	8

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders during the reporting period.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment; or

(c)	it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(a)	Mr T D Stinson will be awarded 11,500,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target
1	2,000,000	$0.25
2	2,000,000	$0.50
3	2,000,000	$0.75
4	2,000,000	$1.00
5	1,250,000	$2.00
6	1,250,000	$3.00
7	1,000,000	$5.00

The target share prices were chosen as they directly align the directors reward with group strategy.

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)	If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

Service Agreements

The service contract for the Chief Executive Officer is unlimited in term, but capable of termination on 12 months notice by the Company. The Company has the right to terminate the contract immediately by making payment equal to 12 months pay in lieu of notice. The Chief Executive Officer has the right to terminate the contract on 3 months notice. The Chief Executive Officer has no entitlement to a termination payment in the event of removal for misconduct.

Contractual arrangements between the Company and other senior executives are also unlimited in term and provide for termination on one month’s notice (or payment in lieu) in accordance with the Company’s standard conditions. On termination of employment, executive directors and senior executives are also entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

As part of the terms and conditions of employment the Company does not permit executives to enter into arrangements limiting their exposure to risk in relation to the unvested LTI awards.

Non-executive Directors

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently $50,000 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum. The Chairman of the Human Resources, Remuneration and Nomination Committee receives an additional fee of $2,020 per annum for that position.

Non-executive Directors do not receive performance related remuneration.

ORBITAL CORPORATION LIMITED	9

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

5.2	Directors’ and Executive Officers’ Remuneration Company and Group - audited

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the five named Company executives, and relevant group executives who receive the highest remuneration are:

	Year	Short Term				Post Employment	Share Based Payments		Total $	Proportion of remuneration performance related %
		Salary and Director’s Fees $	Cash Bonuses $ (a)	Non- Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Performance Rights Plan $ (d)
Directors
Non-executive
W Peter Day	2009	96,376	—	—	96,376	8,674	—	—	105,050	—
Chairman (Non-executive)	2008	88,080	—	—	88,080	7,273	—	—	95,353	—
Donald W J Bourke (e)	2009	—	—	—	—	—	—	—	—	—
Chairman (Non-executive)	2008	11,120	—	—	11,120	1,001	—	—	12,121	—
J Grahame Young	2009	52,358	—	—	52,358	4,712	—	—	57,070
Director (Non-executive)	2008	52,358	—	—	52,358	4,712	—	—	57,070
John R Marshall (f)	2009	—	—	—	—	—	—	—	—	—
Director (Non-executive)	2008	55,050	—	—	55,050	—	—	—	55,050	—
Mervyn T Jones	2009	52,940	—	—	52,940	4,764	—	—	57,704	—
Director (Non-executive)	2008	11,655	—	—	11,655	1,049	—	—	12,704	—
Vijoleta Braach-Maksvytis	2009	50,505	—	—	50,505	4,545	—	—	55,050	—
Director (Non-executive)	2008	11,655	—	—	11,655	1,049	—	—	12,704	—
Executive
Terry D Stinson (g)	2009	350,057	—	—	350,057	41,206	25,133	33,019	449,415	5.6%
Director and Chief Executive Officer	2008	36,948	—	—	36,948	3,325	—	—	40,273	—
Rodney A Houston (h)	2009	—	—	—	—	—	—	—	—	—
Director and Chief Executive Officer	2008	291,908	—	—	291,908	33,132	71,930	—	396,970	18.1%
Total Consolidated, all specified directors	2009	602,236	—	—	602,236	63,901	25,133	33,019	724,289	3.5%
	2008	558,774	—	—	558,774	51,541	71,930	—	682,245	10.5%
Key Management Personnel
Keith A Halliwell	2009	245,590	—	—	245,590	26,600	45,723	—	317,913	14.4%
Chief Financial Officer/Company Secretary	2008	234,715	7,500	—	242,215	26,121	47,710	—	316,046	17.5%
B Anthony Fitzgerald	2009	226,438	—	—	226,438	24,962	37,353	—	288,753	12.9%
Director of Orbital Autogas Systems	2008	203,117	7,500	—	210,617	20,651	36,690	—	267,958	16.5%
Geoff P Cathcart	2009	187,993	—	—	187,993	17,201	24,690	—	229,884	10.7%
Director of Engineering & Operations	2008	175,600	7,500	—	183,100	15,918	21,247	—	220,265	13.1%
Specified senior managers
David R Worth (i)	2009	166,310	—	—	166,310	19,739	17,280	—	203,329	8.5%
Chief Engineer	2008	148,596	5,000	—	153,596	17,514	16,407	—	187,517	11.4%
Sam R Leighton (i)	2009	160,486	—	—	160,486	19,258	10,725	—	190,469	5.6%
Director of Sales and Marketing	2008	135,731	—	—	135,731	16,264	11,785	—	163,780	7.2%
Total Consolidated, all specified executives	2009	986,817	—	—	986,817	107,760	135,771	—	1,230,348	11.0%
	2008	897,759	27,500	—	925,259	96,468	133,839	—	1,155,566	14.0%

Notes in relation to the table of directors’ and executive officers remuneration - audited

(a)	Bonuses are those paid or accrued as payable in relation to the year reported.
(b)	The fair value of the employee share plan is based upon the market value (at offer date) of shares offered.
(c)	The fair value of the Executive Long Term Share plan (“ELTSP”) is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the rights recognised in this reporting period. In valuing the rights the market based hurdles that must be met before the executive long term share plan rights vest in the holder have been taken into account.

ORBITAL CORPORATION LIMITED	10

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

The following factors and assumptions were used in determining the fair value of rights issued under the ELTSP on grant date:

Grant Date	Life	Fair Value per right	Exercise Price	Market price of rights on grant date	Expected volatility	Risk free interest rate
31-Aug-06	3 years	7.1 cents	nil	9.6 cents	33.40%	5.79%
31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%
31-Aug-08	3 years	5.8 cents	nil	7.9 cents	62.70%	5.68%

(d)	The fair value of the Performance Rights is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the performance rights recognised in this reporting period. In valuing the performance rights the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

Grant Date	Life	Fair Value per right	Target price	Market price of rights on grant date	Expected volatility	Risk free interest rate
31-Aug-08	10 years	4.7 cents	$0.25	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	3.5 cents	$0.50	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	2.8 cents	$0.75	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	2.3 cents	$1.00	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	1.3 cents	$2.00	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	0.9 cents	$3.00	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	0.5 cents	$5.00	7.9 cents	55.00%	5.75%

(e)	Mr Bourke passed away on 13 August 2007.

(f)	Mr Marshall resigned from the Board effective 23 July 2008

(g)	Mr Stinson was appointed to the Board effective 21 June 2008

(h)	Dr Houston resigned from the Board effective 20 June 2008

(i)	Mr Worth and Mr Leighton are included above as their remuneration is within the 5 highest paid executives not being directors or KMP.

5.3	Analysis of Bonuses and Performance Based Remuneration - audited

The short-term cash bonus for the current year was nil and the entire amount was forfeited. No amounts vest in future years in respect of the bonus scheme.

The short-term cash bonus in the comparative financial years was for performance during the comparative financial year using the criteria set out on page 8. The amount was determined after performance reviews were completed in January 2008 and approved by the Board of Directors in February 2008. The short-term cash bonus was fully vested in the recipient in the comparative financial year. No amounts vested in the current or future years in respect of the bonus scheme.

5.4	Equity Instruments - audited

All shares refer to ordinary shares of Orbital Corporation Limited.

ORBITAL CORPORATION LIMITED	11

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

5.4.1	Analysis of Shares Offered as Compensation - audited

Details of the nature and amount of the shares offered under the LTI to each key management person during the reporting period are as follows:

		Employee Share Plan No. 1			Executive Long Term Share Plan			Performance Rights Plan
		Number of shares issued	Fair value of share on grant date	Value (a) $	Number of Rights Granted	Fair Value (b) $	Number of Rights Vested	Number of Rights Granted	Fair Value (c) $	Number of Rights Vested
Directors
Executive
T D Stinson	2009	—	—	—	1,300,000	75,400	—	11,500,000	298,500	—
	2008	—	—	—	—	—	—	—	—	—
Key Management Personnel
K A Halliwell	2009	19,234	$0.0520	1,000	700,000	40,600	423,000	—	—	—
	2008	3,238	$0.3088	1,000	270,000	46,710	300,000	—	—	—
B A Fitzgerald	2009	19,234	$0.0520	1,000	700,000	40,600	351,000	—	—	—
	2008	3,238	$0.3088	1,000	170,000	29,410	200,000	—	—	—
G P Cathcart	2009	19,234	$0.0520	1,000	400,000	23,200	117,000	—	—	—
	2008	3,238	$0.3088	1,000	170,000	29,410	85,000	—	—	—
Specified Senior Managers
DW Worth	2009	19,234	$0.0520	1,000	250,000	14,500	108,000	—	—	—
	2008	3,238	$0.3088	1,000	100,000	17,300	85,000	—	—	—
SR Leighton	2009	19,234	$0.0520	1,000	150,000	8,700	108,000	—	—	—
	2008	3,238	$0.3088	1,000	65,000	11,245	80,000	—	—	—

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date of 31 October 2008 and 31 October 2007 respectively) of shares offered. These awards are fully vested.
(b)	Represents the fair value of rights (2009: 5.8 cents and 2008: 17.3 cents) offered on 31 August 2008 and 31 August 2007 respectively using a Monte-Carlo simulation model. The granting of these shares is subject to the achievement of performance conditions related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were met in respect of shares offered in August 2005 and August 2004 and shares in relation to those offers were vested at the expiration of the performance period during the 2009 and 2008 financial years.
(c)	Represents the fair value of performance rights offered on 31 August 2008 using a Monte-Carlo simulation model. The granting of these performance rights is subject to the Company attaining the specified share price target within eight years from the date of grant of the performance right and the specified share price target is also achieved at the end of two years from the date the target is first achieved. No specified share price targets have been met since the performance rights were offered in 2008.

5.4.2	Modification of terms of equity-settled share-based payment transactions - audited

No terms of equity-settled share based payment transactions have been altered or modified during the reporting period.

6.	PRINCIPAL ACTIVITIES

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for applications in motorcycles, marine and recreational vehicles, automobiles and trucks.

There were no significant changes in the nature of the activities of the Group during the year.

7.	CONSOLIDATED RESULT

The consolidated loss after income tax for the year attributable to the members of Orbital was $2,451,250 (2008:$469,199 profit)

ORBITAL CORPORATION LIMITED	12

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

8.	OPERATING AND FINANCIAL REVIEW

The headline financial results for Orbital for the year ended 30 June 2009 are shown below.

	2009 $’000	2008 $’000
Consulting services
- Revenue	8,798	11,681
- Contribution	1,767	2,406

Alternative fuels
- Revenue	6,264	—
- Operating profit	246	—
- Development costs	(985)	—
- Contribution	(739)	—

Licences & royalties
- Revenue	1,115	2,684
- Contribution	(1,130)	771

Total Revenue	16,177	14,365

Total contribution	(102)	3,177
Profit on sale of interest in Synerject (after tax)	2,492	—
Other Income	380	372
Share of Synerject equity accounted profit	1,846	2,357
Other expenses	(5,720)	(5,570)
Finance Costs (net)	(386)	(312)

(Loss)/profit before tax	(1,490)	24
Taxation (excluding tax effect of sale of interest in Synerject)	(961)	445

(Loss)/profit after tax	(2,451)	469

Financial Overview

Total revenue for the year ended 30 June 2009 increased by 12.6% to $16,177,000 (2008: $14,365,000). This includes Orbital Autogas Systems which generated sales of $6,264,000 (being primarily to Ford Australia) in the 1st year since acquisition.

Consulting Services revenue decreased by $2,883,000 (25%) to $8,798,000, and royalty and licence income of $1,115,000 was $1,569,000 (58%) lower than 2008. The consulting services income was generated from a number of programs primarily in China and Brazil including the FlexDITM projects with Sygma and Changan and completion of the second National In-Service Emissions Study for the Commonwealth Government. Consulting services revenue from North American and Japanese customers declined due to the global economic crisis. Royalty volumes decreased by 49% reflecting the downturn in the US marine market. In addition, no licence fees were received in 2009.

Orbital Autogas Systems generated an operating profit of $246,000 from the LPG vaporiser systems business. The alternative fuel system business segment invested a further $985,000 in the development of the next generation liquid LPG injection system (LLi) for sale to the retrofit market and also worked with Ford to develop the next generation system for their OEM applications resulting in a contribution of ($739,000).

Orbital’s share of profits from Synerject LLC, its North American manufacturing joint venture with Continental, were $1,846,000 compared to $2,357,000 last financial year.

Synerject’s revenue and profit were influenced by tough economic conditions in the USA, particularly in the marine market. North American customers represent more than 50% of Synerject’s total revenue. Revenue was down by 8% to US$74,635,000 with the downturn in the US marine market partly offset by the introduction of new product on motorcycles in Taiwan and snowmobiles in North America. Synerject’s net profit under US GAAP increased by 52% to US$3,662,000 as manufacturing start up costs in China were eliminated and development costs for the M3 electronic control unit (ECU) were reduced. Under International Financial Reporting Standards the M3 costs are capitalised and amortised. Orbital’s equity accounted share of Synerject’s result was negatively impacted by A$775,000 increased amortisation of capitalised M3 ECU development costs resulting in a net reduction in equity accounted profit of A$511,000 year on year.

Notwithstanding the tough US marine market Synerject generated US$2,904,000 operating cash flow for the year (2008: US$2,699,000), paid a special dividend to Orbital and Continental of US$4,500,000 together with annual dividends of US$1,673,000 and remains in a strong financial position with a gearing ratio of 56%.

Other expenses increased to $5,720,000 an increase of only 2.7% compared to last year. Employee expenses were in line with the previous year but administration expenses and restructuring expenses increased marginally. Finance costs net of interest income, of $386,000 (2008: $312,000) include a notional interest charge (non cash) representing the write up of long term, non-interest bearing borrowings to fair value in each accounting period.

Orbital’s net cash outflow from operating activities was $2,267,000 (2008: $885,000 outflow) reflecting the decrease in consulting services revenue, royalties and licences noted above. A Commonwealth Government grant of $2,760,000 for the investment in a heavy duty engine testing facility was received in July 2008. This was invested during the year with the facility commissioned after the year end. Total investment in plant and equipment was $3,226,000. During the year Orbital received its share of dividends from Synerject totalling $4,577,000.

At 30 June 2009 Orbital had cash and short term deposits of $10,123,000.

Alternative Fuels

Key to our strategic growth is the alternative fuels market which fits well with both Orbital’s skill set and manufacturing/supply partners. This market is expanding due to recognition that the current oil based fuels alone cannot support future energy requirements and due to concern of the greenhouse gas generation from the current vehicle and truck fleets. It is of particular strategic importance to Orbital, as we can service our own domestic market with development and supply of systems utilising Liquid Petroleum Gas (LPG) and possibly also, in the future, Natural Gas (NG). Not only does Australia have an abundance of these gases offering supply security, these gases offer the end user lower cost per energy unit transport and with reduction in greenhouse gas between 10% to 25% depending on the fuel used.

Following the acquisition of Orbital Autogas Systems in June 2008, Orbital has developed the next generation liquid petroleum injection system for the Australian market incorporating Orbital technology, knowhow and technology from our license with Vialle of The Netherlands, and with exclusive component support/supply for the Australian and New Zealand market from Continental Corporation. Ford Australia has awarded Orbital Autogas Systems the supply contract from mid 2010 for this system for application to the Ford E-Gas range of vehicles. In addition, this system is now being introduced to the OE and the retrofit markets. The system, satisfying the ADR79/02 emission regulations being introduced in Australia, addresses the compromises of the existing LPG systems of power loss, poor cold engine operation and starting. Performance is as least as good as the standard gasoline vehicle whilst offering the significant cost savings of LPG as a fuel. The system provides a greenhouse gas reduction up to 13% compared to the gasoline equivalent vehicle, making it a very attractive system to fleet operators.

ORBITAL CORPORATION LIMITED	13

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

With our assistance, Sygma Motors in Sao Jose, Brazil have demonstrated spark ignition of ethanol in large conventional diesel industrial engines. Work is underway developing the FlexDITM system with Ethanol for this important market. Ethanol is a renewable fuel; its properties allow engines to run with high compression ratio for efficient combustion and good emission control. Orbital is excited to be working with partners in Brazil, a world leader in use of renewable energy, and renewable fuels in transportation.

Synerject

Synerject’s traditional recreational markets in North America and Europe have been significantly affected by the global economic crisis, with sales of recreational products such as outboard engines down by over 50% in the USA this financial year. Synerject are managing the situation well with strict cost control, and growing their Taiwan/Asian motorcycle system market to partially compensate. These markets are driven by the emission legislations being implemented requiring Engine Management Systems (EMS). Synerject has also explored, and won, new markets now supplying EMS components and systems to the high end motorcycle market and the snowmobile market.

Synerject are now manufacturing the M3 ECU from its facility at Changchun in China, and are well positioned to both supply EMS systems and provide technical support to Chinese motorcycle customers seeking EMS solutions to satisfy ever increasingly more stringent emission standards, both in the domestic and the important export market.

During the financial year, Orbital finalised its commercial arrangements with Continental Corporation for the ownership of the joint venture company Synerject. Orbital had an option to take up 10% of Synerject shares to maintain a 50:50 joint ownership by payment of US$4,000,000. However, to facilitate expansion of Synerject, Continental requested to take a controlling interest in Synerject and new commercial arrangements were negotiated. Continental has taken on an additional 8% ownership of Synerject in exchange for US$4,000,000.

This brings immediate benefits to Synerject as Continental now has a majority interest in the joint venture entitling Synerject to have better access to Continental’s purchasing systems and processes. In addition, Orbital gains the exclusive access to Continental LPG and CNG fuel supply components for Australia and New Zealand; supporting our Alternative Fuels strategic growth, and Continental also contributed a North American EMS business to Synerject. In accordance with the shareholders agreement Orbital still maintains significant influence in the strategy of Synerject and will continue to share the ongoing agreed dividend stream. Continental recognise that a significant portion of Synerject’s revenue stream and profits are generated from Orbital FlexDITM based products and see Orbital as a long term partner to continue to grow and support this business.

Consulting Services

The engineering consulting services business has been a challenge in this financial year with companies in the traditional markets of Europe, USA and Japan not outsourcing work due to the tough financial climate. We implemented new strategies and marketing approaches early in the financial year which have succeeded in winning significant engineering programs in Brazil and China, work which also aligns well with Orbital’s growth strategies of alternative fuels and combustion efficiency. In Brazil, we are working with Sygma Motors on the development of ethanol EMS systems, including our own FlexDITM systems. In China, we are developing a demonstrator FlexDITM vehicle for Changan.

Consulting Services is a key part of our organisation, supporting not only our external customers, but also enabling development and support for our own growth initiatives in the alternative fuels. This group has been instrumental in the development and validation of the next generation LPG systems for Orbital Autogas Systems and supports our internal Research and Development (R&D), an important investment for our future. Our R&D over the past years has opened up new application markets for us, including spark ignition of heavy fuels, our gaseous injection and many of our initial investigations into alternative fuels.

This year we commissioned a new Single Cylinder Research Engine (SCRE) facility in which we developed the initial ethanol systems now being applied in Brazil. We are also commissioning our new Heavy Duty Engine Test Facility. This facility, funded by the Australian Government will enable us to test and certify engines up to 600 kW, and is intended to support Government and Industry in investigation and implementation of alternative fuels for the line haul transport industry in Australia.

At 30 June 2009, Orbital had a consulting services order book in excess of $5,000,000, in line with the previous year.

Intellectual Property

Royalty revenue of $1,115,000 with research and development expenditure of $1,246,000 and other costs of $999,000 resulted in a contribution in this business segment of ($1,130,000) (2008:$771,000).

Orbital earns licensing and royalties from production utilising its FlexDITM systems and technology. Given that much of the product is in recreational applications and hence subject to discretionary spending, the product volumes have been very adversely affected by the global economic crisis. We expect the recreational market segment to remain subdued for at least this calendar year, with the recovery starting in 2010.

In Europe, the motorcycle market can still use carburetors and catalysts to meet the current emission legislation. Our products remain in the ‘high end’ only of this market, and the volumes will continue to be low until emission legislation drives the <150 cc displacement scooters, including the 50 cc mopeds, to utilise engine management systems to be able to achieve real world emission durability.

The uptake of the FlexDITM systems has been slower than expected in India; however in the last 6 months we are seeing an increase in the number of centres in India that Bajaj have introduced the RE GDI Autorickshaw, indicating an improved market acceptance of this product.

Orbital has worked closely with UCAL (Bajaj’s supplier of the FlexDITM systems for the autorickshaw), Synerject and Bajaj during the year to support this important product development. Rajiv Bajaj the Managing Director of Bajaj was recently quoted: “Fuel consumption is extremely important to our customers. This technology delivers very significant fuel cost savings while cleaning up the emissions on this important class of vehicle. We have experienced challenges during the launch of this new technology, but are now expanding the number of cities where these vehicles are sold as we continue to gain confidence in the product. Some cities have exclusively mandated the use of these vehicles as they move to clean up their environment. We look forward to these autorickshaws becoming the new standard for clean and efficient transportation across India.”

Summary & Outlook

The trading conditions have been very challenging during this financial year, with our traditional businesses of Consulting Services, Licensing and Royalties, and our equity accounted income from Synerject, our investment with Continental all being adversely affected. The recently acquired business, Orbital Autogas Systems, has generated an operating profit in its first year of operation despite the global economic conditions; however Orbital has invested $985,000 in the next generation LPG system reducing the contribution of the alternative fuels business segment.

ORBITAL CORPORATION LIMITED	14

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

As noted above Orbital’s engineering group undertook much of the development of the next generation LPG system (LLi) for Orbital Autogas Systems, the system that is now being introduced to the retrofit market and will be supplied to Ford Australia from mid 2010 onwards. We anticipate the LLi system to provide growth in sales revenue by introduction to the retrofit market in FY2010.

Synerject is well positioned to grow as the non automotive market recovers in North America and Europe, and as emission legislation is mandated in China and other Asian countries. We expect that the Continental majority share of Synerject will generate bottom line improvements resulting from purchasing synergies and contribution from the recently contributed EMS business in North America. Whilst we cannot expect Synerject’s marine market volumes to improve significantly in the immediate future, Synerject has been actively seeking new markets, both in high end recreational product in North America and in the low end but potentially high volume Chinese and Asian motorcycle markets.

Orbital’s licensing and royalty revenues were significantly impacted by the marine market volume reductions; whilst we can expect possibly a small recovery in calendar year 2010, we do not expect a significant recovery in the near future. There is potential for increased royalty revenue from the RE GDI Autorickshaw and from new products to be launched, however experience indicates that this will continue to be at a slower rate than initial expectations.

Orbital is targeting a return to profitability in FY2011. In FY2010 we expect growth in all business segments particularly Orbital Autogas Systems and Synerject. However the significant impact of the global financial crisis in our markets, the current subdued demand for consulting services, together with the development of the alternative fuel business is expected to generate a result in FY2010 similar to that achieved in FY2009.

FlexDITM continues to generate interest as demonstrated by the Changan program. We continue to aggressively explore further alternate fuels businesses, ranging from Liquid Natural Gas for heavy duty line haul trucks in Australia and Asia through to ethanol opportunities with Sygma in Brazil. We will also continue to invest in the growth of the new LLi product and markets.

9.	DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

10.	STATE OF AFFAIRS

On 26th June 2008 Orbital acquired the Boral Alternative Fuel Systems business for $1,869,000 including goodwill and costs of acquisition. The business which has been renamed Orbital Autogas Systems generated sales of $6,264,000 and an operating profit of $246,000 in the year ended 30 June 2009.

As disclosed in Note 17, on 31 March 2009 Orbital agreed to pay US$4,000,000 to maintain 50% ownership of Synerject LLC to joint venture partner Continental Corporation. Concurrently Orbital sold 8% of Synerject for US$4,000,000; recording a profit on sale before taxation of A$3,678,000. Following this transaction the Group holds a 42% interest in Synerject and Continental holds 58%.

11.	EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

12.	LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Information as to the likely developments in the operations of the Group is set out in the review of operations above. Further information as to the likely developments in the operations of the Group and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the Group.

13.	DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows: -

Director	Ordinary Shares	ELTSP Rights	Performance Rights
W P Day	100,000	—	—
T D Stinson	1,201,000	1,300,000	11,500,000
J G Young	748,537	—	—
M T Jones	180,000	—	—
V Braach-Maksvytis	—	—	—

	2,229,537	1,300,000	11,500,000

14.	SHARE OPTIONS

The Company has no unissued shares under option at the date of this report.

15.	INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)	in his or her capacity as an officer of the Company; and

(b)	to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as such disclosure is prohibited under the terms of the contract.

16.	NON-AUDIT SERVICES

During the year Ernst & Young, the Company’s auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by resolution of the Audit Committee is satisfied that the provision of those non-audit services by the auditor during the year is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•

all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

ORBITAL CORPORATION LIMITED	15

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2009

•

the non-audit services do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is on page 17.

Details of the amounts paid to the auditor of the Company, Ernst & Young, and its related practices for audit and non-audit services provided during the year are shown in note 39 to the financial statements.

17.	LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The Lead Auditor’s Independence Declaration under section 307C of the Corporations Act 2001 on page 17 forms part of the directors’ report for the financial year ended 30 June 2009.

18.	ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors:

W P DAY	T D STINSON
Director	Managing Director

Dated at Perth, Western Australia this 25th day of August 2009.

ORBITAL CORPORATION LIMITED	16

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2008

Ernst & Young Building 11 Mounts Bay Road Perth WA 6000 Australia GPO Box M939 Perth WA 6843 Tel: +61 8 9429 2222 Fax: +61 8 9429 2436 www.ey.com/au

Auditor’s independence declaration to the directors of Orbital Corporation Limited

In relation to our audit of the financial report of Orbital Corporation Ltd for the financial year ended 30 June 2009, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G Lotter
Partner
Perth
26 August 2009

Liability limited by a scheme approved under Professional Standards Legislation

ORBITAL CORPORATION LIMITED	17

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	NOTE		CONSOLIDATED		THE COMPANY
			2009	2008	2009	2008
			$’000	$’000	$’000	$’000
Engineering services income			8,798	11,681	—	—
Sale of goods			6,264	—	—	—
Licence and royalty income			1,115	2,684	—	—
Other revenue	7		336	574	65	438

Total Revenue			16,513	14,939	65	438

Other income	8		4,048	372	972	371
Raw materials and consumables used	9	(d)	(6,284)	—	—	—
Change in inventories of finished goods and work in progress	9	(d)	1,387	—	—	—
Employee benefits expenses	9	(a)	(9,820)	(9,812)	—	—
Depreciation and amortisation			(1,094)	(1,272)	—	—
Engineering consumables and contractors			(1,534)	(924)	—	—
Travel and accommodation			(1,187)	(1,013)	—	—
Communications and computing			(715)	(649)	—	—
Patent costs			(431)	(404)	—	—
Insurance costs			(404)	(388)	—	—
Audit, compliance and listing costs			(693)	(817)	—	—
Impairment losses in carrying value of investments			—	—	—	(1,974)
Finance costs	9	(b)	(726)	(886)	(722)	(687)
Other expenses	9	(c)	(1,210)	(1,479)	—	—
Share of profit from investment accounted for using the equity method	17		1,846	2,357	—	—

(Loss)/profit before income tax			(304)	24	315	(1,852)
Income tax (expense)/benefit	10	(b)	(2,147)	445	—	—

(Loss)/profit for the year attributable to the members of the parent entity			(2,451)	469	315	(1,852)

Earnings per share:
Basic earnings per share (in cents)	11		(0.51)	0.10
Diluted earnings per share (in cents)	11		(0.51)	0.10

The income statements are to be read in conjunction with the notes to the financial statements set out on pages 23 to 67.

ORBITAL CORPORATION LIMITED	18

STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2009

	NOTE		CONSOLIDATED		THE COMPANY
			2009	2008	2009	2008
			$’000	$’000	$’000	$’000
Foreign currency translation reserve	29	(b)	3,680	(1,627)	—	—

Share of cash flow hedge reserve for equity accounted investment	29	(b)	72	(35)	—	—

Income and expense recognised directly in equity			3,752	(1,662)	—	—

Profit/(loss) for the period			(2,451)	469	315	(1,852)

Total recognised income and expense for the period			1,301	(1,193)	315	(1,852)

The above items are net of tax where applicable.

The statements of recognised income and expense are to be read in conjunction with the notes to the financial statements set out on pages 23 to 67.

ORBITAL CORPORATION LIMITED	19

BALANCE SHEETS AS AT 30 JUNE 2009

	NOTE	CONSOLIDATED		THE COMPANY
		2009	2008	2009	2008
		$’000	$’000	$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents	12	6,623	8,804	516	3,020
Other financial assets	13	3,500	—	—	—
Trade and other receivables	14	5,080	7,198	1	30
Inventories	15	3,084	1,697	—	—

Total Current Assets		18,287	17,699	517	3,050

Non-current Assets
Trade and other receivables	14	—	—	28,063	17,375
Investments in subsidiaries	16	—	—	15,970	15,647
Investment accounted for using the equity method	17	11,264	13,109	—	—
Deferred tax assets	18	5,054	5,494	—	—
Property, plant & equipment	19	7,397	5,586	—	—
Intangibles and goodwill	20	533	351	—	—

Total Non-Current Assets		24,248	24,540	44,033	33,022

TOTAL ASSETS		42,535	42,239	44,550	36,072

LIABILITIES
Current Liabilities
Trade and other payables	21	3,841	7,322	13,549	6,431
Interest bearing borrowings	22	1,520	—	—	—
Employee benefits	25	1,033	1,028	—	—
Other provisions	26	92	126	—	—

Total Current Liabilities		6,486	8,476	13,549	6,431

Non-current Liabilities
Non interest bearing liabilities	24	14,873	14,151	14,873	14,151
Employee benefits	25	1,302	1,362	—	—
Government grants	27	2,760	2,760	—	—

Total Non-Current Liabilities		18,935	18,273	14,873	14,151

TOTAL LIABILITIES		25,421	26,749	28,422	20,582

NET ASSETS		17,114	15,490	16,128	15,490

EQUITY
Share capital	28	19,055	225,720	19,055	225,720
Reserves	29	1,283	(2,457)	884	896
Accumulated losses	29	(3,224)	(207,773)	(3,811)	(211,126)

TOTAL EQUITY		17,114	15,490	16,128	15,490

The balance sheets are to be read in conjunction with the notes to the financial statements set out on pages 23 to 67.

ORBITAL CORPORATION LIMITED	20

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2009

	NOTE	CONSOLIDATED		THE COMPANY
		2009	2008	2009	2008
		$’000	$’000	$’000	$’000
Cash Flows from Operating Activities
Cash receipts from customers		21,385	10,728	37	—
Cash paid to suppliers and employees		(23,307)	(12,176)	—	—

Cash used in operations		(1,922)	(1,448)	37	—
Interest income		336	574	65	490
Income taxes paid		(681)	(11)	—	—

Net cash provided by/(used in) operating activities	33	(2,267)	(885)	102	490

Cash Flows from Investing Activities
Dividends received from investment accounted for using the equity method		4,577	958	—	—
Proceeds from sale of property, plant & equipment		—	8	—	—
Acquisition of property, plant & equipment		(3,226)	(727)	—	—
Costs incurred in acquisition of business		—	(111)	—	—
Acquisition of business		—	(1,758)	—	—
Purchase of other financial assets		(3,500)	—	—	—
Loans to controlled entities		—	—	(10,689)	(4,548)
Loan repayments to controlled entities		—	—	8,083	(1,780)

Net cash used in investing activities		(2,149)	(1,630)	(2,606)	(6,328)

Cash Flows from Financing Activities
Proceeds from borrowings		1,520	—	—	—

Net cash provided by financing activities		1,520	—	—	—

Net increase/(decrease) in cash and cash equivalents		(2,896)	(2,515)	(2,504)	(5,838)

Cash and cash equivalents at 1 July		8,804	11,287	3,020	8,858
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		715	32	—	—

Cash and cash equivalents at 30 June	12	6,623	8,804	516	3,020

Non-Cash Investing Activities

On 31 March 2009, the Group executed contracts that offset the requirement for the payment of US$4,000,000 to maintain a 50% interest in Synerject with the entitlement to the receipt of US$4,000,000 for the sale of an 8% interest in Synerject.

There were no other non-cash investing or financing activities for the years ended 30 June 2008 and 2009.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages 23 to 67.

ORBITAL CORPORATION LIMITED	21

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

ORBITAL CORPORATION LIMITED	22

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

1.	REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2008 comprises the Company and its subsidiaries (together referred to as the “Group”) and the Group’s investment accounted for using the equity method.

The consolidated financial report was authorised for issue by the directors on 25 August 2009.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments which are measured at fair value.

The methods used to measure fair values are discussed further in note 5.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the Group.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

(d)	Use of Estimates and Judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”) that are relevant to the operations of the Group and effective for the reporting periods effective of 1 July 2008. The adoption of the Standards gave rise to additional disclosure, however did not have a material effect on the financial statements of the Group.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

Certain comparative amounts have been reclassified to conform with the current year’s presentation. Specifically, government grants have been reclassified for comparative purposes, from current liabilities to non-current liabilities to align the liability with the non-current asset created from the use of the government grant.

ORBITAL CORPORATION LIMITED	23

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Basis of Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included from the date control commences until the date control ceases. All subsidiaries have the same reporting period as the Company.

Investments in subsidiaries are carried at their cost of acquisition less impairment losses in the Company’s financial statements.

(ii)	Associates

The Group’s investment in its associate is accounted for using the equity method of accounting in the consolidated financial statements. The associate is an entity over which the Group has significant influence and that is neither a subsidiary nor a joint venture.

The Group generally deems they have significant influence if they have over 20% of the voting rights.

Under the equity method, investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in associates.

The Group’s share of its associates’ post-acquisition profit or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from the associate reduce the carrying amount of the investment.

When the Group’s share of losses in the associate equals or exceeds its interest in the associate, including any unsecured long-term receivables or loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The reporting date of the associate and the Group are identical and the associate’s accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

(iii)	Joint Ventures

The Group had an interest in a joint venture that was a jointly controlled entity. Joint ventures are contractual arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The Group accounts for its interest in the jointly controlled entity using the equity method of accounting. Under the equity method, the investment in the joint venture is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in the joint venture.

The Group’s share of the joint venture’s post-acquisition profits or losses was recognised in the income statement, and its share of post-acquisition movements in reserves were recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from the joint venture were recognised in the consolidated financial statements as a reduction of the carrying amount of the investment.

When the Group’s share of losses in the joint venture equals or exceeds its interest in the joint venture, including any unsecured long-term receivables or loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint venture.

The reporting date of the joint venture and the Group are identical and the joint venture’s accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

(iv)	Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associate or, if not consumed or sold by the associate, when the Group’s interest in such entities is disposed of.

(b)	Foreign Currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and associates – see below) are retranslated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency (Australian dollars) at exchange rates ruling at the dates the fair value was determined.

ORBITAL CORPORATION LIMITED	24

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Foreign Currency (continued)

(ii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’.

(iii)	Net investment in foreign operations

Exchange differences arising from the translation of balances representing the net investment in foreign operations are taken to the foreign currency translation reserve. They are released into the income statement upon disposal.

(c)	Financial Instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial asset expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Trade receivables

Trade receivables are stated at their amortised cost, less impairment losses. Normal settlement terms are 30 to 60 days. The collectability of debts is assessed at balance sheet date and specific allowance is made for any doubtful accounts. Individual debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

Cash

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Other financial assets

Other financial assets comprise term deposits with financial institutions with maturities between 90 days and 365 days.

Trade payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Interest bearing borrowings

Included in current liabilities is an amount owing under a trade finance facility utilised for the import of inventory. The trade finance facility provides loans of up to 180 days with interest payable at maturity. The loans are initially recognised at the fair value of consideration received less transaction costs and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Non-interest bearing liabilities

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. The loan is interest-free until repayment of this loan becomes due in May 2014 or prior to that date, by five equal annual installments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2009 totalled approximately 617,000 (2008: 597,000).

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Included in current liabilities in the comparative period is an amount owing to Continental Corporation for the Group to maintain its 50% interest in Synerject LLC by the payment of US$4,000,000 which was deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value and subsequently stated at amortised cost with any difference between the fair value and the future payment value being recognised in the income statement over the period of the settlement deferral under the effective interest rate method.

ORBITAL CORPORATION LIMITED	25

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Financial Instruments (continued)

(ii)	Derivative financial instruments

The Group may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations and interest rate movements. In accordance with its treasury policy, the Group entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Changes in the fair value of the derivative financial instrument that are not designated as cash flow hedging instruments are recognised in profit or loss.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(d)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii)	Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used in the current and comparative period for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(iv)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(v)	Asset Sales

The net profit or loss from asset sales are included as other income or expenses of the Group. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(e)	Intangibles

(i)	Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.

Expenditure on intangibles which may be capitalised includes the cost of materials and direct labour. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

(ii)	Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs, not qualifying for capitalisation, are expensed as incurred.

ORBITAL CORPORATION LIMITED	26

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Intangibles (continued)

(iii)	Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses recognised for goodwill are not subsequently reversed.

(f)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(g)	Impairment

(i)	Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(ii)	Goodwill

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

ORBITAL CORPORATION LIMITED	27

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Share capital

(i)	Issued Capital

Share capital is recognised at the fair value of the consideration received.

(ii)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(iii)	Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(i)	Employee Benefits

(i)	Short-term benefits

The provisions for employee entitlements to wages, salaries and annual leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii)	Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance sheet date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the Group’s experience with staff departures and is discounted using the rates attached to national government securities at balance sheet date, which most closely match the terms of maturity of the related liabilities.

(iii)	Defined Contribution Superannuation Fund

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv)	Share-based payment transactions

Employees have been offered the right to take up shares in the Company under three plans (i) the Employee Share Plan No. 1 provides $1,000 of shares per annum and is subject to qualification by length of service, (ii) the Executive Long Term Share Plan (“ELTSP”) is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders, and (iii) the Performance Rights Plan is subject to qualification by length of service and achievement of share price targets.

The fair value of rights granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value of the shares granted under the Employee Share Plan No. 1 is based on the market price of the shares on the date of issue. The fair value of the ELTSP is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met. The fair value of the Performance Rights is measured at grant date taking into account the share price targets and spread over the expected life of the rights.

(j)	Provisions - Warranties

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provision for warranty is recognised when the underlying products are sold. The provision is based on historical claim data.

(k)	Revenue Recognition

Revenues are recognised and measured at the fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i)	Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

ORBITAL CORPORATION LIMITED	28

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Revenue Recognition

(ii)	Sale of goods

Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of the goods to customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods has been determined, the price is fixed and generally title has passed.

(iii)	Licence and royalties

Revenue earned under various licence, royalty and other agreements is recognised on an accrual basis upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

(iv)	Interest Revenue

Revenue is recognised as interest accrues using the effective interest method.

(v)	Dividends

Revenue is recognised when the Group’s right to receive the payment is established.

(l)	Leases

(i)	Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(m)	Finance expense

Financing costs include interest payable on borrowings calculated using the effective interest method, and gains and losses on hedging instruments that are recognised in the income statement. Borrowing costs are expensed as incurred and included in net financing costs.

(n)	Income Tax

(i)	Current income tax expense and liability

Income tax on the profit or loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii)	Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

ORBITAL CORPORATION LIMITED	29

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Income Tax (continued)

(iii)	Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(o)	Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group’s primary format for segment reporting is based on business segments.

(p)	Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the Australian Taxation Office is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

(r)	Government grants

Government grants are recognised when the grant is received.

When the grant relates to an asset (investment grants relating to the construction of a heavy duty engine test facility), the fair value is credited to deferred income and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(s)	Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in note 5.

ORBITAL CORPORATION LIMITED	30

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2008, but have not been applied in preparing this financial report:

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB Int. 16 IFRIC 16	Hedges of a Net Investment in a Foreign Operation	This Interpretation requires that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches.	1 October 2008	1 July 2009

AASB 8 and AASB 2007-3 IFRS 8	Operating Segments and consequential amendments to other Australian Accounting Standards	New Standard replacing AASB 114 Segment Reporting (IAS 14), which adopts a management reporting approach to segment reporting.	1 January 2009	1 July 2009

AASB 101 (Revised), AASB 2007-8 and AASB 2007-10 IAS 1 (Revised)	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

Introduces a statement of comprehensive income.

Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

			1 January 2009	1 July 2009

AASB 2008-1 IFRS 2 (Revised)	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of “vesting conditions”, introducing the term “non-vesting conditions” for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	1 July 2009

AASB 127 (Revised) AASB 2008-5 IAS 27 (Revised)	Consolidated and Separate Financial Statements	There are a number of changes arising from the revision to AASB 127 relating to changes in ownership interest in a subsidiary without loss of control, allocation of losses of a subsidiary and accounting for the loss of control of a subsidiary. Specifically in relation to a change in the ownership interest of a subsidiary (that does not result in loss of control) – such a transaction will be accounted for as an equity transaction.	1 July 2009	1 July 2009

ORBITAL CORPORATION LIMITED	31

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	New standards and interpretations not yet adopted (continued)

Reference	Title	Summary	Application date of	Application date for Group*
AASB 2008-5 IFRS 5 and IAS Annual Improvements Project	Amendments to Australian Accounting Standards arising from the Annual Improvements Project

The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.

This was the first omnibus of amendments issued by the IASB arising from the Annual Improvements Project and it is expected that going forward, such improvements will be issued annually to remove inconsistencies and clarify wording in the standards.

The AASB issued these amendments in two separate amending standards; one dealing with the accounting changes effective from 1 January 2009 and the other dealing with amendments to AASB 5 (IFRS 5), which will be applicable from 1 July 2009 [refer below AASB 2008-6].

			1 January 2009	1 July 2009

AASB 2008-6 IAS Annual Improvements Project	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project	This was the second omnibus of amendments issued by the IASB arising from the Annual Improvements Project. Refer to AASB 2008-5 above for more details.	1 July 2009	1 July 2009

AASB 2008-7 IAS 27 (Revised)	Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The main amendments of relevance to Australian entities are those made to AASB 127 (IAS 27) deleting the “cost method” and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity’s separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

AASB 127 (IAS 27) has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.

			1 January 2009	1 July 2009

ORBITAL CORPORATION LIMITED	32

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	New standards and interpretations not yet adopted (continued)

Reference	Title	Summary	Application date of	Application date for Group*
AASB 2009-2 IAS Annual Improvements Project	Amendments to Australian Accounting Standards – Improving Disclosures about Financial Instruments [AASB 4, AASB 7, AASB 1023 & AASB 1038]

The main amendment to AASB 7 (IFRS 7) requires fair value measurements to be disclosed by the source of inputs, using the following three-level hierarchy:

•   quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•   inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

•   inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

These amendments arise from the issuance of Improving Disclosures about Financial Instruments (Amendments to IFRS 7) by the IASB in March 2009.

The amendments to AASB 4 (IFRS 4), AASB 1023 and AASB 1038 comprise editorial changes resulting from the amendments to AASB 7 (IFRS 7).

			Annual reporting periods beginning on or after 1 January 2009 that end on or after 30 April 2009.	1 July 2009

AASB 2009-7 IAS Annual Improvements Project	Amendments to Australian Accounting Standards [AASB 5, 7, 107, 112, 136 & 139 and Interpretation 17]	These comprise editorial amendments and are expected to have no major impact on the requirements of the amended pronouncements.	1 July 2009	1 July 2009

Amendments to International Financial Reporting Standards IAS Annual Improvements Project	Amendments to IFRS 2

The amendments clarify the accounting for group cash-settled share-based payment transactions, in particular:

•   the scope of AASB 2 (IFRS 2); and

•   the interaction between IFRS 2 and other standards.

An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

A “group” has the same meaning as in IAS 27 Consolidated and Separate Financial Statements, that is, it includes only a parent and its subsidiaries.

The amendments also incorporate guidance previously included in IFRIC 8 Scope of IFRS 2 and IFRIC 11 IFRS 2—Group and Treasury Share Transactions. As a result, IFRIC 8 and IFRIC 11 have been withdrawn.

			1 January 2010	1 July 2010

*	designates the beginning of the applicable annual reporting period unless otherwise stated.

The directors have not determined the impact of the above new and amended accounting standards.

ORBITAL CORPORATION LIMITED	33

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits, receivables, payables, and financial liabilities.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group from time-to-time enters into derivative transactions, principally forward currency contracts. The purpose is to manage the currency risks arising from the Group’s operations and its sources of revenue. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest and foreign exchange rates. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarised below.

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits for hedging cover of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

Risk Exposures and Responses

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash, cash equivalents on deposit and term deposits with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also has a term deposit of greater than 90 days and less than 365 days that has been pledged as security to the Group’s bankers for a trade finance facility.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
Financial assets
Cash and cash equivalents	6,623	8,804	516	3,020
Term deposit maturing on 5 February 2010	3,500	—	—	—

	10,123	8,804	516	3,020

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date:

At 30 June 2009, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
Consolidated
+1% (100 basis points)	51	88	—	—
-.5% (50 basis points)	(26)	(44)	—	—

Parent
+1% (100 basis points)	5	30	—	—
-.5% (50 basis points)	(3)	(15)	—	—

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2009 as in 2008 because the only balances affected by interest rates are cash balances.

ORBITAL CORPORATION LIMITED	34

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

Foreign currency risk

As a result of investment accounted for using the equity method, Synerject LLC, the Group’s balance sheet can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 17% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 26% of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary. The Group does not hold foreign currency positions for trading purposes.

At 30 June 2009, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
Financial assets
Cash and cash equivalents	172	172	—	—
Trade and other receivables	190	939	—	—

	362	1,111	—	—

Financial liabilities
Loans and advances from controlled entities	—	—	9,074	1,955

	—	—	9,074	1,955

At 30 June 2009, the Group had the following exposure to European Currency Units that is not designated in cash flow hedges:

Financial assets
Cash and cash equivalents	82	62	—	—
Trade and other receivables	389	13	—	—

	471	75	—	—

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

At 30 June 2009, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
Consolidated
AUD/USD/EURO +10%	(33)	(102)	825	178
AUD/USD/EURO -5%	19	96	(478)	(167)

Parent
AUD/USD/EURO +10%	825	178	—	—
AUD/USD/EURO -5%	(478)	(167)	—	—

The movements in profit in 2009 are less sensitive than in 2008 due to the lower level of US Dollar cash and cash equivalents at balance date.

ORBITAL CORPORATION LIMITED	35

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents and trade and other receivables. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these financial assets (as outlined in each applicable note).

The Group does not hold any credit derivatives to offset its credit exposure, however the Group does hold receivable insurance where appropriate.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Risk limits are set for each individual customer in accordance with parameters set by management. These risk limits are regularly monitored.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are only invested with a major financial institution to minimise the risk of default of counterparties. An ageing of receivables is included in note 14.

Liquidity risk

The Group’s established a trade finance facility with its bankers during the reporting period. The Group does not have any other bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines at 30 June 2009.

The only external borrowing of the Group are the trade finance facility repayable on terms not exceeding 180 days and the interest free Western Australian Government loan of $19,000,000 repayable in May 2014.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2008. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2009. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are:

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
6 months or less	5,411	7,322	13,549	6,431
6-12 months	—	—	—	—
1-5 years	19,000	—	19,000	—
Over 5 years	—	19,000	—	19,000

	24,411	26,322	32,549	25,431

Maturity analysis of financial assets and liability based on management’s expectation.

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital eg inventories and trade receivables. These assets are considered in the Group’s overall liquidity risk.

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

ORBITAL CORPORATION LIMITED	36

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(a)	Significant accounting judgements

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. The review of plant & equipment identified a number of unique items of equipment with no likely future cash generating potential and as such $314,000 was written off during the financial year. Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit.

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale.

Taxation

The Group’s accounting policy for taxation requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

(b)	Significant accounting estimates and assumptions

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 34. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 34. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units, using a value in use discounted cash flow methodology, to which the goodwill and intangibles with indefinite useful lives are allocated. No impairment loss has been recognised in the current year in respect of goodwill. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives including a sensitivity analysis are discussed in note 20.

Product warranty

In determining the level of provision required for product warranties the Group has made judgements in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are disclosed in note 26.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as manufacturers’ warranties (for plant and equipment). In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably.

6.	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business and geographical segments. The primary format, business segment, is based on the Group’s management and internal reporting structure.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets, income and expenses.

ORBITAL CORPORATION LIMITED	37

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

6.	SEGMENT REPORTING (continued)

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The Group comprises the following main business segments:

•	Engineering services (consultancy);

•	Alternative fuels (sale of goods); and

•	Royalties and licences (intellectual property rights).

Geographical segments

The engineering services and royalties and licences segments are managed on a worldwide basis. The alternative fuels segment is managed on an Australian basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Revenue is derived predominantly from the provision of engineering services, the sale of LPG fuel systems and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

(a)	Business Segments (primary reporting)

	Consulting Services		Alternative Fuels		Licences and royalties (i)		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment Revenue	8,798	11,681	6,264	—	1,115	2,684	16,177	14,365
Unallocated other revenue							336	574

Total Revenue							16,513	14,939

Segment Result	1,767	2,406	(739)	—	(1,130)	771	(102)	3,177
Unallocated expenses - net (ii)							(5,004)	(4,624)
Finance costs							(722)	(886)
Profit on sale of interest in investment accounted for using the equity method							3,678	—
Share of profit of investment accounted for using the equity method							1,846	2,357

Net (Loss)/Profit before related income tax							(304)	24

Income tax (expense)/benefit							(2,147)	445

(Loss)/Profit after tax attributable to members							(2,451)	469

	Consulting Services		Alternative Fuels		Licences and royalties		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Non-cash (revenue) and expenses
Depreciation and amortisation	1,074	1,272	20	—	—	—	1,094	1,272
Equity settled employee compensation	122	117	8	—	1	—	131	117
Other non-cash expenses	72	17	—	—	—	354	72	371

Segment non-cash expenses	1,268	1,406	28	—	1	354	1,297	1,760

Equity settled employee compensation							192	164
Amortisation of non-interest bearing loans							722	886
Share of profit of investment accounted for using the equity method							(1,846)	(2,357)
Foreign exchange translation (gain)/loss							(564)	175

Total non-cash (revenue) and expenses							(199)	628

(i)	Licence and royalty costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

ORBITAL CORPORATION LIMITED	38

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

6.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

(a)	Business Segments (primary reporting) (Continued)

	Consulting Services		Alternative Fuels		Licences and royalties (i)		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment Assets	11,232	11,971	4,518	2,048	344	813	16,094	14,832
Unallocated assets
Cash and cash equivalents							6,623	8,804
Other financial assets							3,500	—
Investment accounted for using the equity method							11,264	13,109
Deferred tax asset							5,054	5,494

Consolidated Total Assets							42,535	42,239

Segment Liabilities	8,484	8,093	2,196	214	—	—	10,680	8,307
Unallocated liabilities
Income tax liabilities							(132)	156
Trade and other payables							—	4,135
Borrowings							14,873	14,151

Consolidated Total Liabilities							25,421	26,749

Consolidated Net Assets							17,114	15,490

Segment Acquisitions of Non current assets	3,052	727	174		—	—	3,226	727

ORBITAL CORPORATION LIMITED	39

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

6.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

(b)	Geographic Segments (secondary reporting)

	Americas		Europe		Asia		Australia		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment revenue	3,523	2,982	1,844	909	2,295	5,740	8,515	4,734	16,177	14,365

Segment assets	1,638	1,043	687	544	858	1,761	12,911	11,484	16,094	14,832

Acquisitions of non current assets	—	—	—	—	—	—	3,226	727	3,226	727

ORBITAL CORPORATION LIMITED	40

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
7. OTHER REVENUE

Interest income	336	574	65	438

8. OTHER INCOME

Gain/(loss) on sale/write-off of property, plant and equipment	(322)	(3)	—	—
Automotive Competitiveness and Investment Scheme credits (a)	120	201	—	—
Net foreign exchange gains	564	—	965	371
Gain on sale of interest in investment accounted for using the equity method (see note 17(f))	3,678	—	—	—
Insurance claim	—	144	—	—
Other	8	30	7	—

	4,048	372	972	371

(a)	The Group receives Automotive Competitiveness and Investment Scheme credits from the Federal Government for qualifying research and development activities. The Group sells these credits through a tender process and recognises income from the sale when title to the credits passes to the purchaser.

9. EXPENSES

(a) Employee benefits expense
Salaries and wages	8,019	7,994	—	—
Contributions to defined contributions superannuation funds	890	800	—	—
Equity settled transactions	323	281	—	—
Increase in liability for annual leave	5	40	—	—
(Decrease)/Increase in liability for long service leave	(60)	100	—	—
Other associated personnel expenses	643	597	—	—

	9,820	9,812	—	—

(b) Finance costs
Interest on borrowings	4	—	—	—
Non-cash interest expense WA Government Loan	722	687	722	687
Non-cash interest expense on deferred settlement pertaining to investment accounted for using the equity method	—	199	—	—

	726	886	722	687

(c) Other expenses
Occupancy	666	474	—	—
Administration	217	244	—	—
Marketing	29	46	—	—
Investor relations	74	44	—	—
Allowance for impairment of receivables	174	379	—	—
Net foreign exchange losses	—	175	—	—
Other	50	117	—	—

	1,210	1,479	—	—

ORBITAL CORPORATION LIMITED	41

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
9. EXPENSES (continued)

(d) Cost of sales
Raw materials and consumables used	6,284	—	—	—
Change in inventories of finished goods and work in progress	(1,387)	—	—	—

	4,897	—	—	—

(e) Lease payments included in income statement
Minimum lease payments - operating lease	75	93	—	—

(f) Research and development costs
Research and development costs charged directly to the income statement:
- LPI development	564	—	—	—
- Other research & development	1,246	1,147	—	—

	1,810	1,147	—	—

(g) Write off of assets due to water damage
Plant and equipment	—	7	—	—

A burst water filter cartridge in the administration area damaged carpets and furniture. An insurance recovery relating to the water damage of $144,000 has been recognised in other income (see note 8)

10. TAXATION

(a) Recognised in the income statement

Current tax (expense)/benefit
Current year	(165)	295	—	—
Prior year under provided	(251)	—	—	—

	(416)	295	—	—

Deferred tax expense
Current year	(147)	—	—	—
(Expense)/benefit on recognition of previous tax losses	(398)	150	—	—
Expense on derecognition of tax loss arising from the disposal of interest in Synerject	(1,186)	—	—	—

	(1,731)	150	—	—

Total income tax (expense)/benefit in income statement	(2,147)	445	—	—

ORBITAL CORPORATION LIMITED	42

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
10. TAXATION (continued)

(b) Numerical reconciliation between tax (expense)/benefit and pre-tax net (loss)/profit

(Loss)/Profit before tax	(304)	24	315	(1,852)

Income tax using the statutory tax rates	91	(7)	(95)	(87)
Australian
- Non deductible expenditure	(1,886)	(236)	(1,791)	(206)
- Non assessable items	1,938	—	1,938	—
- Effect of tax losses derecognised	(143)	243	(52)	293
Foreign
- Net withholding tax recouped/(paid)	(30)	456	—	—
- United States of America Federal and State taxes	(135)	(161)	—	—
- Under provided for in prior periods	(251)	—	—	—
- Deferred tax asset recognised/(derecognised)	(1,731)	150	—	—

Income tax (expense)/benefit on pre-tax net profit	(2,147)	445	—	—

(c)	Tax consolidation

(i) Members of the tax consolidated group and the tax sharing arrangement

Orbital Corporation Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2002. Orbital Corporation Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement on the basis that the possibility of default is remote.

(ii) Tax effect accounting by members of the tax consolidated group

The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group. The current and deferred tax amounts are measured in a systematic manner that is consistent with the broad principles in AASB 112 Income Taxes. The nature of the tax funding agreement is discussed further below.

In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Nature of the tax funding agreement

Members of the tax consolidated group have entered into a tax funding agreement. Under the funding agreement the funding of tax within the group is based on current and deferred tax amounts of the head entity and subsidiary members of the tax consolidation group. The tax funding agreement requires payments to/from the head entity to be recognised via an inter-entity receivable (payable) which is at call.

The amounts receivable or payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

ORBITAL CORPORATION LIMITED	43

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

11.	EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2009 was based on the profit/(loss) attributable to ordinary shareholders of ($2,451,250) (2008: profit $469,199) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2009 of 477,563,792 (2008: 474,182,565), calculated as follows:

	CONSOLIDATED
	2009	2008
Profit/(Loss) attributable to ordinary shareholders	$	$

(Loss)/Profit attributable to ordinary shareholders	(2,451,250)	469,199

	Number	Number
Weighted average number of ordinary shares

Issued ordinary shares at 1 July	474,563,192	473,126,818
Effect of share placement	—	—
Effect of shares issued for the ELTSP	2,102,030	910,685
Effect of shares issued for the ESP No.1	898,570	145,062

Weighted average number of ordinary shares at 30 June	477,563,792	474,182,565

Effect of potential dilutive ordinary shares	—	7,325,000

Weighted average number of potential dilutive ordinary shares at 30 June	477,563,792	481,507,565

	cents	cents
Earnings per share

Basic earnings per share	(0.513)	0.099

Diluted earnings per share	(0.513)	0.097

Shares granted to employees (including Key Management Personnel) as described in note 32 are considered to be potential ordinary shares and have been included in the determination of the diluted earnings per share to the extent they are dilutive. These ordinary shares have not been included in the determination of basic earnings per share. In the current year, 11,500 000 performance rights and 7,800,000 ELTSP rights which are issuable potential ordinary shares have not been included in the diluted earnings per share calculation.

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
12. CASH AND CASH EQUIVALENTS

Cash at bank	220	1,174	18	76
Cash at bank - US dollars	172	4,022	—	—
Cash at bank - European currency units	82	62	—	—
At call deposits - financial institutions	3,657	602	—	—
Bank bills	2,492	2,944	498	2,944

	6,623	8,804	516	3,020

All bank bills are endorsed by the Group’s banker and are for terms of no more than 90 days.

ORBITAL CORPORATION LIMITED	44

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
13. OTHER FINANCIAL ASSETS
Short term deposits - held to maturity	3,500	—	—	—

	3,500	—	—	—

Short term deposits represents term deposits with financial institutions for periods greater than 90 days and less than 365 days earning interest at the respective term deposit rates at time of lodgement.

The term deposit is pledged as security to the Group’s bankers for the trade finance facility (see note 22).

Due to the short term nature of the deposits carrying value approximates fair value. Short term deposits are only invested with a major financial institution to minimise the risk of default of counterparties.

14. TRADE AND OTHER RECEIVABLES

Current
Trade receivables	4,777	6,524	—	—
Allowance for impairment loss (a)	(230)	(428)	—	—

	4,547	6,096	—	—
Accrued royalties	344	813	—	30
Accrued interest	11	30	1	—
Insurance claim receivable	—	162	—	—
Taxation instalments	—	48	—	—
Other receivables	69	10	—	—
Prepayments	109	39	—	—

	5,080	7,198	1	30

Non-current
Loans to controlled entities	—	—	28,855	18,167
Impairment losses on loans to controlled entities	—	—	(792)	(792)

	—	—	28,063	17,375

(a)	Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment loss of $230,000 (2008: $428,000) has been recognised by the Group in the current year. These amounts have been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(428)	(49)
Charge for the year	(174)	(379)
Amounts written off	372	—

At 30 June	(230)	(428)

ORBITAL CORPORATION LIMITED	45

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

14.	TRADE AND OTHER RECEIVABLES (continued)

(a)	Allowance for impairment loss (continued)

At 30 June, the ageing analysis of trade receivables is as follows:

	Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*
2009 Consolidated	4,777	3,421	609	38	479	230

2008 Consolidated	6,524	5,171	425	11	360	557

* Past due not impaired (‘PDNI’) Considered impaired (‘CI’)

Receivables past due but not considered impaired are $517,000 (2008:$371,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

(b)	Related party receivables

For terms and conditions of related party receivables refer to note 31.

(c)	Fair value and credit risk

Due to the short term nature of these receivables, their carrying value is assumed to approximate fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security.

(d)	Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

		CONSOLIDATED		THE COMPANY
		2009	2008	2009	2008
		$’000	$’000	$’000	$’000
15.	INVENTORIES
	Raw materials and stores - at cost	3,084	1,697	—	—

	On 26 June 2008, the Group acquired inventories of LPG fuel systems in the business combination.

16.	INVESTMENTS

	Investments in controlled entities - at cost	—	—	112,208	111,885

	Less: impairment losses in the carrying value of investments	—	—	(96,238)	(96,238)

		—	—	15,970	15,647

ORBITAL CORPORATION LIMITED	46

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

17.	INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD

(a)	Interest in Synerject LLC

On 31 March 2009 the Group sold an 8% share of Synerject LLC to Continental Corporation. As at 30 June 2009, the Group holds a 42% interest in Synerject LLC, a joint venture entity with Continental Corporation (30 June 2008: 50%). The sale of the interest to Continental Corporation resulted in a loss of joint control of Synerject, as such the investment is now recognised and disclosed as an investment accounted for using the equity method.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets.

The Group accounts for the investment in Synerject using the equity method.

The Group has the following interests in Synerject:

Name	Principal activities	Country of incorporation	Reporting Date	30 June Ownership
				2009	2008
Synerject LLC	Manufacture of engine management systems	USA	30/06/2009	42%	50%

	Revenues (100%)	Profit (100%)	Total Assets (100%)	Total Liabilities (100%)	Net assets (100%)
	US$’000	US$’000	US$’000	US$’000	US$’000
2009	74,635	3,662	38,892	25,069	13,823

2008	81,020	2,400	37,841	20,895	16,946

	Revenues (100%)	Profit (100%)	Share of Synerject’s net profit recognised	Total Assets (100%)	Total Liabilities (100%)	Net assets as reported by Synerject (100%)	Share of Synerject’s net assets equity accounted
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
2009	102,198	5,014	1,846	47,551	30,650	16,901	11,264

2008	89,872	2,662	2,357	39,116	21,599	17,517	13,109

ORBITAL CORPORATION LIMITED	47

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

17.	INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD (continued)

		CONSOLIDATED
		2009	2008
		$’000	$’000
(b)	Movements in the carrying amount of the Group’s interest in Synerject

	At 1 July	13,109	12,974
	Share of profits after tax	1,846	2,357
	Share of reserves	(318)	308
	Dividends received	(4,577)	(958)
	Carrying value of investment in Synerject disposed of	(2,253)	—
	Unrealised foreign exchange movements	3,457	(1,572)

	At 30 June	11,264	13,109

(c)	Results of Synerject

	Share of Synerject’s profit before income tax	2,322	1,353
	Share of income tax expense	(293)	(65)

	Share of Synerject’s net profit - as disclosed by Synerject	2,029	1,288
	Adjustments:

	- dissimilar accounting treatment with respect to development expenditure	(477)	810
	- dissimilar accounting treatment with respect to intangibles	294	259

	Share of Synerject’s net profit accounted for using the equity method	1,846	2,357

(d)	Commitments

	Share of Synerject’s capital commitments and non-cancellable future operating lease rentals not provided for or payable:
	Within one year	618	341
	One year or later and no later than five years	1,603	889
	Later than 5 years	1,190	787

		3,411	2,017

(e)	Change to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Continental’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, was reviewed to determine the optional adjustment to the percentage shareholdings of Orbital and Continental in Synerject LLC (“the recalculation”).

The change in shareholdings as a result of the above recalculation was 10% i.e. ownership percentages of 40:60.

There was an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject.

Continental exercised its option to call from Orbital 10% of the shares in Synerject LLC on 31 March 2009. On that date Orbital exercised its option to maintain the 50:50 ownership amounting to US$4,000,000. Orbital also agreed on 31 March 2009 to sell 8% of Synerject to Continental for US$4,000,000.

Orbital and Continental also executed a new shareholder’s agreement that provides for Orbital representation on the board of Synerject and commits both parties to manage the business for the benefit of all shareholders.

Following the sale of the interest the ownership percentages are Orbital 42% Continental 58%. As a result of the change in ownership the Group now recognises and discloses its investment in Synerject as an investment in associate.

ORBITAL CORPORATION LIMITED	48

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

17.	INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD (continued)

		CONSOLIDATED
		2009	2008
		$’000	$’000
(f)	Gain on sale of interest

	Proceeds on disposal	5,931	—
	Carrying value of investment in Synerject disposed of	2,253	—

	Gain on sale of interest	3,678	—

18.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Assets		Liabilities		Net
	2009	2008	2009	2008	2009	2008
	$’000	$’000	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	5,054	5,494	—	—	5,054	5,494

Net tax assets	5,054	5,494	—	—	5,054	5,494

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
Australia (net at 30%)
Tax losses	17,311	16,293	17,617	16,297

Timing difference from provision for capital loss on investment	1,934	1,934	1,934	1,934
Other net temporary differences	1,844	845	1,844	766

	21,089	19,072	21,395	18,997

United States of America (net at 34%)
Tax losses	14,528	11,649	—	—
Other net temporary differences	5,647	6,079	—	—

	20,175	17,728	—	—

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2009, the available tax carry forward losses of US$47,106,771 (2008: US$48,777,804) expire between the years 2010 and 2023.

ORBITAL CORPORATION LIMITED	49

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

18.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Movement in temporary differences during the year

Consolidated
	Balance 1-Jul-07	Recognised in income	Recognised in equity (a)	Balance 30-Jun-08
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,082	150	(738)	5,494

Net tax assets	6,082	150	(738)	5,494

Consolidated
	Balance 1-Jul-08	Recognised in income	Recognised in equity	Balance 30-Jun-09
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	5,494	(1,731)	1,291	5,054

Net tax assets	5,494	(1,731)	1,291	5,054

The Company
	Balance 1-Jul-07	Recognised in income	Recognised in equity	Balance 30-Jun-08
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	—	—	—	—

Net tax assets	—	—	—	—

The Company
	Balance 1-Jul-08	Recognised in income	Recognised in equity	Balance 30-Jun-09
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	—	—	—	—

Net tax assets	—	—	—	—

(a) The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

ORBITAL CORPORATION LIMITED	50

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
19. PROPERTY, PLANT AND EQUIPMENT

Freehold land
At cost	1,091	1,091	—	—

Buildings
At cost	3,057	3,057	—	—
Less: accumulated depreciation	(1,055)	(974)	—	—

	2,002	2,083	—	—

Plant and equipment
At cost	20,992	18,142	—	—
Less: accumulated depreciation	(16,688)	(15,730)	—	—

	4,304	2,412	—	—

Total property, plant and equipment - net book value	7,397	5,586	—	—

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold land
Carrying amount at beginning of year	1,091	1,091	—	—

Carrying amount at end of year	1,091	1,091	—	—

Buildings
Carrying amount at beginning of year	2,083	2,164	—	—
Depreciation	(81)	(81)	—	—

Carrying amount at end of year	2,002	2,083	—	—

Plant and equipment
Carrying amount at beginning of year	2,412	2,852	—	—
Additions	224	519	—	—
Assets under construction	3,003	243	—	—
Disposals/write-offs	(322)	(11)	—	—
Depreciation	(1,013)	(1,191)	—	—

Carrying amount at end of year	4,304	2,412	—	—

Total
Carrying amount at beginning of year	5,586	6,107	—	—

Carrying amount at end of year	7,397	5,586	—	—

All property, plant and equipment of the Group are subject to floating charge from the Group’s banker (see note 22) and from the Government of Western Australia (see note 24).

Freehold land and buildings were independently valued on 21 August 2008 at $10,250,000.

ORBITAL CORPORATION LIMITED	51

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
20. INTANGIBLES AND GOODWILL

Goodwill acquired in business combination	363	351	—	—
Capitalised development expenditure	170	—	—	—

	533	351	—	—

Goodwill

The goodwill arose on the acquisition of Boral Alternative Fuel Systems on 26 June 2008. The change in goodwill related to costs recognised after the initial provisional goodwill calculation at 30 June 2008. There is no impairment of goodwill at balance date.

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Capitalised development expenditure

Expenditure on development activities relating to next generation LPG fuel systems have been capitalised as the product is technically and commercially feasible and the Group has sufficient resources to complete development.

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
21. TRADE AND OTHER PAYABLES

Current
Trade creditors and accruals	2,063	2,394	—	—
Revenues received in advance	1,778	793	—	—
Loans and advances from controlled entities	—	—	13,549	6,431
Present value of additional investment in Synerject LLC (a)	—	4,135	—	—

	3,841	7,322	13,549	6,431

(a)	Present value of additional investment in Synerject LLC

In accordance with note 17, the additional consideration payable to Continental to maintain Orbital’s 50% interest in Synerject LLC of US$4,000,000, was deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value (28 September 2006 US$3,692,000) and subsequently stated at amortised cost (30 June 2008: US$4,000,000) on an effective interest basis.

(b)	Fair value

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

(c)	Related party payables

For terms and conditions relating to related party payables refer to note 31.

(d)	Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

ORBITAL CORPORATION LIMITED	52

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
22. INTEREST BEARING BORROWINGS

Current
Trade finance facility - secured (a)	1,520	—	—	—

	1,520	—	—	—

(a)	Security

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,605,000 (2008: $4,315,000). The Group has also pledged a term deposit in the amount of $3,500,000 to the Group’s bankers as security for the trade finance facility.

(b)	Maturity

All loans and advances have a maturity of no greater than 180 days.

(c)	Interest

Interest calculations are based on fixed interest rates applicable at the date of drawdown and payable on maturity. The average interest rate on borrowings outstanding at reporting date is 6.72%.

(d)	Fair value

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

(e)	Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

23. FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with banks to provide support facilities:

Total facilities available
Performance guarantee facility	—	8	—	—
Forward exchange contracts facility	170	3,500	—	—
Trade finance facility	3,500	—	—	—
Corporate credit card facility	185	65	—	—
Multi-option credit facility	750	750	250	250

	4,605	4,323	250	250

Facilities utilised at balance date
Performance guarantee facility	—	8	—	—
Trade finance facility	1,520	—	—	—
Corporate credit card facility	32	65	—	—
Multi-option credit facility	—	—	—	—

	1,552	73	—	—

Facilities not utilised at balance date
Performance guarantee facility	—	—	—	—
Forward exchange contracts facility	170	3,500	—	—
Trade finance facility	1,980	—	—	—
Corporate credit card facility	153	—	—	—
Multi-option credit facility	750	750	250	250

	3,053	4,250	250	250

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,605,000 (2008: $4,315,000). The Group has also pledged a term deposit in the amount of $3,500,000 to the Group’s bankers as security for the trade finance facility.

ORBITAL CORPORATION LIMITED	53

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
24. NON INTEREST BEARING LIABILITIES

Non-Current
Loans and advances - secured (a)	14,873	14,151	14,873	14,151

	14,873	14,151	14,873	14,151

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

The non-interest bearing loan from the Government of Western Australia was initially recognised at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

The fair value of the loan 2009: $14,789,797 (2008:$13,088,174) is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2009: 5.22% (2008: 6.50%)

25. EMPLOYEE BENEFITS

(a) Current	1,033	1,028	—	—

(b) Non-Current	1,302	1,362	—	—

(c) Aggregate Liability for employee entitlements	2,335	2,390	—	—

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Assumed rate of increase in wage and salary rates	2.5%	5.0%
Discount rate at 30 June	5.7%	6.5%
Settlement term (years)	10	10

Number of employees

Number of employees at year end	93	89

ORBITAL CORPORATION LIMITED	54

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
26. PROVISIONS

(a) Current
Warranties	92	90	—	—
Other	—	36	—	—

	92	126	—	—

(b) Reconciliations

Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:

Warranties - current
Carrying amount at beginning of year	90	—	—	—
Arising during the year	33	—	—	—
Utilised	(31)	—	—	—
Fair value of acquired systems warranty provision	—	90	—	—

Carrying amount at end of year	92	90	—	—

Other provisions - current
Carrying amount at beginning of year	36	—	—	—
Provision (reversed)/made during the year	(36)	36	—	—

Carrying amount at end of year	—	36	—	—

(c) Nature and timing of provisions

(i) Warranties

Upon acquisition of Boral Alternative Fuel Systems, the Group has recognised a provision for expected warranty claims on products sold during the last three years, based on current sales levels, current information available about past returns and repairs, and on the two-year warranty period for all products sold by the LPG systems sales business.

(ii) Other provisions.

The Group has recognised as an expense in the current financial year a provision for expected losses on engineering projects where it is probable that the total project costs will exceed total project revenues.

27. GOVERNMENT GRANTS

Non-current Liabilities

Investment grant for construction of heavy duty engine testing facility	2,760	2,760	—	—

Total government grants deferred	2,760	2,760	—	—

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs are estimated at $3,560,000. The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

ORBITAL CORPORATION LIMITED	55

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
27. GOVERNMENT GRANTS (continued)

(a) Movement in government grants
At 1 July	2,760	—	—	—
Received during the year	—	2,760	—	—
Released to the income statement	—	—	—	—

At 30 June	2,760	2,760	—	—

28. CONTRIBUTED EQUITY
Ordinary shares	19,055	225,720	19,055	225,720

	19,055	225,720	19,055	225,720

Fully paid ordinary shares carry one vote per share and carry the right to dividends
	Number	$’000
Movement in ordinary shares on issue
At 1 July 2007	473,126,818	225,560
Shares issued pursuant to employee share plans	1,436,374	160

At 30 June 2008	474,563,192	225,720

Shares issued pursuant to employee share plans	4,321,858	335
Cancelled share capital (a)	—	(207,000)

At 30 June 2009	478,885,050	19,055

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

(a)             Cancelled share capital

At the Annual General Meeting of Shareholders held on 22 October 2008, shareholders approved the reduction of share capital of $207,000,000 by way of a credit from share capital to accumulated losses to recognise that the accumulated losses were permanently lost.

(b)             Capital management

When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital, provides a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as contributed shareholder equity and has no current plans to change the share capital.

Management manage capital to maintain a net cash position (Cash, cash equivalent and short term deposits are greater than total interest bearing borrowings plus trade and other payables).

ORBITAL CORPORATION LIMITED	56

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
29. ACCUMULATED LOSSES AND RESERVES

(a) Movements in accumulated losses were as follows:

Balance 1 July	(207,773)	(208,242)	(211,126)	(209,274)
Cancelled share capital	207,000	—	207,000	—
Net (Loss)/Profit	(2,451)	469	315	(1,852)

Balance 30 June	(3,224)	(207,773)	(3,811)	(211,126)

(b) Other reserves

	Employee equity benefits reserve	Foreign Currency Translation Reserve	Cash Flow Hedge Reserve	Total
	$’000	$’000	$’000	$’000
Consolidated

Balance 1 July 2007	775	(1,654)	(37)	(916)
Equity-settled transaction-employee shares	281	—	—	281
Transfer to share capital	(160)	—	—	(160)
Total recognised income and expense	—	(1,627)	(35)	(1,662)

Balance at 30 June 2008	896	(3,281)	(72)	(2,457)

Balance 1 July 2008	896	(3,281)	(72)	(2,457)
Equity-settled transaction-employee shares	236	—	—	236
Transfer to share capital	(248)	—	—	(248)
Total recognised income and expense	—	3,680	72	3,752

Balance at 30 June 2009	884	399	—	1,283

The Company

Balance 1 July 2007	775	—	—	775
Equity-settled transaction-employee shares	281	—	—	281
Transfer to share capital	(160)	—	—	(160)
Total recognised income and expense	—	—	—	—

Balance at 30 June 2008	896	—	—	896

Balance 1 July 2008	896	—	—	896
Equity-settled transaction-employee shares	236	—	—	236
Transfer to share capital	(248)	—	—	(248)
Total recognised income and expense	—	—	—	—

Balance at 30 June 2009	884	—	—	884

ORBITAL CORPORATION LIMITED	57

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

29.	ACCUMULATED LOSSES AND RESERVES (continued)

(c)	Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including KMP’s, as part of their remuneration. Refer to note 34 for further details of these plans.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Cash flow hedge reserve

This reserve records the Group’s portion of Synerject LLC’s gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

30.	CONSOLIDATED ENTITIES

Parent Entity	Note	Class of Shares	Consolidated Entity Interest
Orbital Corporation Limited			2009	2008
			%	%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd		Ord	100	100
- Orbital Australia Manufacturing Pty Ltd		Ord	100	100
- OEC Pty Ltd	(a)	Ord	100	100
- Axiom Invest No. 2 Pty Ltd	(b)	Ord	0	71.3
- S T Management Pty Ltd	(a)	Ord	100	100
- OFT Australia Pty Ltd	(a)	Ord	100	100
- Investment Development Funding Pty Ltd	(a)	Ord	100	100
- Power Investment Funding Pty Ltd	(a)	Ord	100	100
- Orbital Environmental Pty Ltd	(a)	Ord	100	100
- Orbital Share Plan Pty Ltd	(c)	Ord	100	0

United States of America
- Orbital Holdings (USA) Inc.	(a)	Ord	100	100
- Orbital Fluid Technologies Inc.		Ord	100	100
- Orbital Engine Company (USA) Inc.	(a)	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	(a)	Ord	100	100

(a)	Dormant for the years ended 30 June 2009 and 30 June 2008.
(b)	Axiom Invest No. 2 Pty Ltd was deregistered on 6 April 2009.
(c)	Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.

ORBITAL CORPORATION LIMITED	58

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

31.	RELATED PARTIES

(a)	Identity of related parties

The Group has a relationship with its subsidiaries (see note 30), investment accounted for using the equity method (see note 17), and with its key management personnel (refer to disclosures for key management personnel, see note 32).

(b)	Controlled Entities

Details of interest in controlled entities are set out in Note 30. Details of dealings with controlled entities are set out below:

(i)	Intercompany Loans

The aggregate amounts receivable from/payable to wholly owned controlled entities by the Company at balance date:

	THE COMPANY
	2009	2008
	$’000	$’000
Receivables (after provision)
Non-current	28,063	17,375

Borrowings
Current	13,549	6,431

Interest is not charged on inter-company loans. Amounts are payable on demand, although it is not expected that they will be called within the next twelve months.

(ii)	Transactions

During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

As from 1 July 2002 all salary costs, directors’ fees, audit and taxation fees, insurance costs, stock exchange and shareholder costs and other overheads of the Company, have been incurred and paid for by the main trading company within Australia, Orbital Australia Pty Limited, which is a wholly owned subsidiary of Orbital Corporation Limited.

(c)	Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2009	2008
	$’000	$’000
Receivables
Current	14	16

Payables
Current	—	—

(ii)	Transactions

During the year the Group provided engineering services to Synerject LLC of $81,000 (2008: $81) and purchased goods and services to the value of $140,000 (2008: $78,000) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

ORBITAL CORPORATION LIMITED	59

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

32	KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr WP Day (Chairperson)

Mr JG Young

Dr MT Jones

Dr V Braach-Maksvytis

Mr JR Marshall

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director of Sales & Marketing)

Dr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$	$	$	$
Short-term employee benefits	1,262,257	1,194,706	602,236	558,774
Post-employment benefits	132,664	114,231	63,901	51,541
Equity compensation benefits	165,918	177,577	58,152	71,930

	1,560,839	1,486,514	724,289	682,245

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Company or the Group since the end of the previous financial year and there were no material contracts involving directors’ interest at year-end.

Loans to key management personnel and their related parties.

The Company and the Group have not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end

ORBITAL CORPORATION LIMITED	60

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

32	KEY MANAGEMENT PERSONNEL (continued)

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-08	Purchases	Rights exercised	Sales	Other*	Held at 30-Jun-09
Non-executive directors
Mr WP Day	100,000	—	—	—	—	100,000
Mr JG Young	248,537	500,000	—	—	—	748,537
Dr V Braach-Maksvytis	—	—	—	—	—	—
Dr MT Jones	—	180,000	—	—	—	180,000
Mr JR Marshall	66,880	—	—	—	(66,880)	—

Executive directors
Mr TD Stinson	—	1,201,000	—	—	—	1,201,000

Executives
Mr KA Halliwell	499,656	—	442,234	—	—	941,890
Mr BA Fitzgerald	304,940	—	370,234	—	—	675,174
Dr GP Cathcart	167,230	—	136,234	—	—	303,464

	Held at 1-Jul-07	Purchases	Rights exercised	Sales	Other*	Held at 30-Jun-08
Non-executive directors
Mr WP Day	—	100,000	—	—	—	100,000
Mr DWJ Bourke	133,333	—	—	—	(133,333)	—
Mr JR Marshall	66,880	—	—	—	—	66,880
Mr JG Young	183,537	65,000	—	—	—	248,537

Executive directors
Dr RA Houston	108,371	—	303,238	—	(411,609)	—

Executives
Mr KA Halliwell	196,418	—	303,238	—	—	499,656
Mr BA Fitzgerald	101,702	—	203,238	—	—	304,940
Dr GP Cathcart	95,154	—	88,238	(16,162)	—	167,230

* Represents shareholding at date of ceasing to be a Director of the Company.

ORBITAL CORPORATION LIMITED	61

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

32	KEY MANAGEMENT PERSONNEL (continued)

Movements in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09
Executive directors
Mr TD Stinson	—	1,300,000	—	—	—	1,300,000

Executives
Mr KA Halliwell	1,400,000	700,000	—	(423,000)	(47,000)	1,630,000
Mr BA Fitzgerald	1,110,000	700,000	—	(351,000)	(39,000)	1,420,000
Dr GP Cathcart	560,000	400,000	—	(117,000)	(13,000)	830,000

	Held at 1-Jul-07	Offered	Forfeited	Vested	Other*	Held at 30-Jun-08
Executive directors
Dr RA Houston	1,835,000	410,000	—	(300,000)	(1,945,000)	—

Executives
Mr KA Halliwell	1,430,000	270,000	—	(300,000)	—	1,400,000
Mr BA Fitzgerald	1,140,000	170,000	—	(200,000)	—	1,110,000
Dr GP Cathcart	475,000	170,000	—	(85,000)	—	560,000

* Represents ELTSP rights held at date of ceasing to be a Director of the Company. In July 2008, 1,037,500 of these rights vested and the remaining 907,500 rights were forfeited.

Movements in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09
Executive directors
Mr TD Stinson	—	11,500,000	—	—	—	11,500,000

ORBITAL CORPORATION LIMITED	62

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

33.	NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of cash flows from operating activities

	NOTE		CONSOLIDATED		THE COMPANY
			2009	2008	2009	2008
			$’000	$’000	$’000	$’000
Profit/(loss) after income tax			(2,451)	469	315	(1,852)
Adjustments for:
Loss on sale of property, plant and equipment	8		322	3	—	—
Depreciation			1,094	1,272	—	—
Allowance for doubtful debts			174	379	—	—
Bad debts written off			(372)	—	—	—
Amortisation of non-interest bearing loans			722	886	722	688
Amounts set aside to warranty and other provisions			(34)	(552)	—	—
Profit on sale of interest in joint venture entity			(3,678)	—	—	—
Share of net profit of investment accounted for using the equity method			(1,846)	(2,357)	—	—
Employee compensation expense			323	281	—	—
Non cash changes in tax balances			2,697	(613)	—	—
Net foreign exchange (gains)/losses	9	(c)	(564)	175	(965)	(371)
Provision against carrying value of investments in controlled entities			—	—	—	1,974

Net cash provided by/(used in) operating activities before changes in assets and liabilities			(3,613)	(57)	72	439

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables			2,316	(3,032)	30	51
Decrease/(increase) in inventories			(1,387)	5	—	—
Increase in intangibles			(182)	—	—	—
(Decrease)/increase in payables			654	(401)	—	—
Increase in government grants			—	2,760	—	—
(Decrease)/increase in employee provisions			(55)	(160)	—	—

			1,346	(828)	30	51

Net cash from operating activities			(2,267)	(885)	102	490

34. SHARE-BASED PAYMENT PLANS

(a) Recognised share-based payment expenses

The expense recognised for employee services received during the year is shown in the table below:

Expense arising from equity-settled share-based payment transactions	323	281	—	—

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2009 and 2008.

ORBITAL CORPORATION LIMITED	63

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

34.	SHARE BASED PAYMENT PLANS (CONTINUED)

(b)	Employee share Plan No. 1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During the year there were 1,673,358 (2008: 236,374) shares issued under Plan 1 to eligible employees at a market value on the day of issue of $87,000 (2007: $73,000).

(c)	Executive Long Term Share Plan (“ELTSP”)

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the Group’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2009 2,648,500 (2008: 1,200,000) rights were issued in accordance with the terms of the plan.

At the Company’s Annual General Meeting in October 2008, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 4,100,000 rights were offered to 10 executives (2008: 1,460,000 shares offered to 11 executives).

Summary of rights granted under the ELTSP

	2009 No.	2008 No.
Outstanding at the beginning of the year	7,435,000	7,175,000
Granted during the year	4,100,000	1,460,000
Forfeited during the year	(907,500)	—
Vested during the year	(2,648,500)	(1,200,000)
Expired during the year	(179,000)	—

Outstanding at the end of the year	7,800,000	7,435,000

The outstanding balance as at 30 June 2009 is represented by:

•	2,650,000 rights with a fair value at grant date of $0.071 that will potentially vest in August 2009;

•	1,050,000 rights with a fair value at grant date of $0.173 that will potentially vest in August 2010; and

•	4,100,000 rights with a fair value at grant date of $0.058 that will potentially vest in August 2011.

ORBITAL CORPORATION LIMITED	64

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

34.	SHARE BASED PAYMENT PLANS (CONTINUED)

Fair value of rights on grant date

The following factors and assumptions were used in determining the fair value of rights on grant date:

Grant Date	Life	Fair Value per right	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-06	3 years	7.1 cents	nil	9.6 cents	33.40%	5.79%
31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%
31-Aug-08	3 years	5.8 cents	nil	7.9 cents	62.70%	5.68%

(d)	Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders during the reporting period.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment (see “Cessation of employment” below); or

(c)	it is determined by the Board in light of specific circumstances.

The Terms and conditions of the offer of Performance Rights made during the half year ended 31 December 2008 are as follows:

(a)	Mr T D Stinson will be awarded 11,500,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target $	Fair Value at grant date $
1	2,000,000	$0.25	94,000
2	2,000,000	$0.50	70,000
3	2,000,000	$0.75	56,000
4	2,000,000	$1.00	46,000
5	1,250,000	$2.00	16,250
6	1,250,000	$3.00	11,250
7	1,000,000	$5.00	5,000

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)	If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

ORBITAL CORPORATION LIMITED	65

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

35.	DEFINED CONTRIBUTION SUPERANNUATION FUND

The Group contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
36. COMMITMENTS

(a) Operating leases

Non-cancellable future operating lease rentals not provided for in the financial statements and payable:

- Not later than one year	182	56	—	—

- Later than one year but not later than five years	165	15	—	—

- later than five years	3	—	—	—

	350	71	—	—

                   The Group leases plant & equipment under operating leases. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2009, $75,240 was recognised as an expense in the income statement in respect of operating leases (2008:$8,931).

(b) Other

                   In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

The Group has a capital commitment of $180,000 payable not later than one year in relation to the construction of the heavy duty engine testing facility.

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:

- Not later than one year	391	—	—	—

- Later than one year but not later than five years	2,186	—	—	—

	2,577	—	—	—

37.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the Group.

38.	SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

ORBITAL CORPORATION LIMITED	66

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

	CONSOLIDATED		THE COMPANY
	2009	2008	2009	2008
	$	$	$	$
39. REMUNERATION OF AUDITORS

Amounts received or due and receivable for audit services by:
Auditors of the Company
- Audit and review of financial reports	278,950	378,979	—	—

	278,950	378,979	—	—

Amounts received or due and receivable for taxation services by:
Auditors of the Company	10,000	9,000	—	—
Other member firms of the Auditors of the Company	—	—

	10,000	9,000	—	—

Amounts received or due and receivable for human capital services by:
Auditors of the Company	49,726	25,000	—	—

Total auditors’ remuneration	338,676	412,979	—	—

The Auditors of the Group in 2009 and 2008 were Ernst & Young.

ORBITAL CORPORATION LIMITED	67

DIRECTOR’S DECLARATION FOR THE YEAR ENDED 30 JUNE 2009

1.	In the opinion of the Directors of Orbital Corporation Limited (“the Company”):

(a)	the financial statements and notes and the additional disclosures included in the Directors’ Report designated as audited, of the Company and of the Group are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and Group as at 30 June 2009 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The directors have been given the declarations required by Section 295A of the Corporations Act 2001, from the chief executive officer and chief financial officer for the financial year 30 June 2009.

Signed in accordance with a resolution of Directors:

W P DAY	T D STINSON
Chairman	Managing Director

Dated at Perth, Western Australia this 25th day of August 2009

ORBITAL CORPORATION LIMITED	68

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Ernst & Young Building 11 Mounts Bay Road Perth WA 6000 Australia GPO Box M939 Perth WA 6843 Tel: +61 8 9429 2222 Fax: +61 8 9429 2436 www.ey.com/au

Independent auditor’s report to the members of Orbital Corporation Limited

Report on the financial report

We have audited the accompanying financial report of Orbital Corporation Limited, which comprises the balance sheet as at 30 June 2009, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Liability limited by a scheme approved under Professional Standards Legislation

ORBITAL CORPORATION LIMITED	69

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Auditor’s opinion

In our opinion:

1.	the financial report of Orbital Corporation Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the financial position of Orbital Corporation Limited and the consolidated entity at 30 June 2009 and of their performance for the year ended on that date; and

ii	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2.	the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the remuneration report

We have audited the Remuneration Report included in paragraph 5.1 to 5.4.2 of the directors’ report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion the Remuneration Report of Orbital Corporation Limited for the year ended 30 June 2009, complies with section 300A of the Corporations Act 2001.

Ernst & Young

G Lotter

Partner

Perth

26 August 2009

ORBITAL CORPORATION LIMITED	70

SHAREHOLDING DETAILS

Shareholding Details

Class of Shares and Voting Rights

As at 31 July 2009 there were 5,704 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 8 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-

a)	at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b)	on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

Substantial Shareholders and Holdings as at 31 July 2009

Equity Trustees Limited SGH PI Smaller Co’s        29,332,832            6.20%

(as notified on 13 June 2007)

Distribution of Shareholdings as at 31 July 2009

1-1,000	548
1,001-5,000	1,762
5,001-10,000	1,012
10,001-100,000	1,968
100,001 and over	414

5,704

Total Shares on Issue	478,885,050

Number of shareholders holding less than a marketable parcel	2,704

Top 20 Shareholders as at 31 July 2009

NAME	NUMBER OF SHARES HELD	% OF SHARES
ANZ Nominees Limited*	93,293,055	19.48%
Equity Trustees Limited SGH PI Smaller Co’s	32,036,625	6.69%
National Nominees Limited*	29,625,710	6.19%
Merrill Lynch (Australia) Nominees Pty Limited	19,014,931	3.97%
Colbern Fiduciary Nominees Pty Limited	9,654,964	2.02%
Nefco Nominees Pty Limited	8,564,999	1.79%
Bond Street Custodians Limited	8,476,500	1.77%
Equity Trustees Limited SGH Tiger A/C	7,929,005	1.66%
HSBC Custody Nominees (Australia) Limited	6,618,600	1.38%
Uuro Pty Limited	4,000,000	0.84%
Hotlake Pty Ltd	4,000,000	0.84%
Twokind Pty Ltd	3,900,000	0.81%
Mr Darryl James Smalley	3,100,000	0.65%
JP Morgan Nominees Australia Limited	2,964,798	0.62%
Goodlook Investments Pty Ltd	2,750,000	0.57%
Mr Michael William Ford & Mrs Nina Bette Ford	2,667,590	0.56%
Ms Kerry Moran	2,400,000	0.50%
Toltec Holdings Pty Limited	2,350,167	0.49%
Mr Murray Gordon Scott	2,200,500	0.46%
Annapurna Pty Limited	2,200,000	0.46%

The twenty largest shareholders hold 51.73% of the ordinary shares of the Company.

*	Denotes Bank of New York nominee company for United States American Depository Receipts. These nominee companies are the main representative bodies for Orbital’s 9,000 (approx) US shareholders.

On-market buy-back

There is no current on-market buy-back.

ORBITAL CORPORATION LIMITED	71

OFFICES AND OFFICERS

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street

Balcatta, Western Australia 6021

CONTACT DETAILS

Australia: -

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2133

INTERNET ADDRESS

http://www.orbitalcorp.com.au

Email: info@orbitalcorp.com.au

DIRECTORS

Peter Day - Chairman

Terry Stinson - Chief Executive Officer

Grahame Young

Mervyn Jones

Vijoleta Braach-Maksvytis

COMPANY SECRETARY

Ian Veitch

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Level 2, Reserve Bank Building

45 St Georges Terrace

Perth, Western Australia, 6000

Telephone: 61 (08) 9323 2000

Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York Mellon

101 Barclay Street

New York, NY, 10286

United States of America

Telephone: 1 (212) 815 2218

Facsimile: 1 (212) 571 3050

SHARE TRADING FACILITIES

Australian Stock Exchange Limited (Code “OEC”)

OTC Bulletin Board (Code “OBTLY”)

AUDITORS

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia, 6000

ORBITAL CORPORATION LIMITED	72

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL CORPORATION LIMITED
(Registrant)

Date:	27 August 2009	By	/s/ Ian Veitch
(Signature)*
Ian Veitch Company Secretary